Execution Version

AGREEMENT AND PLAN OF MERGER

Dated as of December 10, 2013

among

TRUNKBOW MERGER GROUP LIMITED

TRUNKBOW INTERNATIONAL MERGER SUB LIMITED

and

TRUNKBOW INTERNATIONAL HOLDINGS LIMITED

Page

ARTICLE I THE MERGER	- 5 -
SECTION 1.1 The Merger	- 5 -
SECTION 1.2 Closing of the Merger	- 5 -
SECTION 1.3 Effective Time	- 5 -
SECTION 1.4 Effects of the Merger	- 5 -
SECTION 1.5 Articles of Incorporation and Bylaws of the Surviving Corporation	- 6 -
SECTION 1.6 Directors	- 6 -
SECTION 1.7 Officers	- 6 -
ARTICLE II DELIVERY OF MERGER CONSIDERATION	- 6 -
SECTION 2.1 Conversion of Securities	- 6 -
SECTION 2.2 Exchange Fund	- 7 -
SECTION 2.3 Exchange Procedures	- 8 -
SECTION 2.4 Transfer Books; No Further Ownership Rights	- 9 -
SECTION 2.5 Termination of Exchange Fund	- 9 -
SECTION 2.6 No Liability	- 9 -
SECTION 2.7 Investment of the Exchange Fund	- 9 -
SECTION 2.8 Lost, Stolen or Destroyed Certificates	- 10 -
SECTION 2.9 Withholding Rights	- 10 -
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY	- 10 -
SECTION 3.1 Organization and Qualification; Subsidiaries	- 11 -
SECTION 3.2 Capitalization of the Company and Its Subsidiaries	- 12 -
SECTION 3.3 Authority Relative to This Agreement; Fairness	- 14 -
SECTION 3.4 SEC Reports; Financial Statements	- 15 -
SECTION 3.5 Sarbanes-Oxley; Internal Accounting Controls	- 16 -
SECTION 3.6 No Undisclosed Liabilities	- 16 -
SECTION 3.7 Absence of Changes	- 16 -
SECTION 3.8 Consents and Approvals; No Violations	- 17 -
SECTION 3.9 Property	- 18 -
SECTION 3.10 Intellectual Property	- 18 -
SECTION 3.11 Legal Proceedings	- 19 -
SECTION 3.12 Company Permits; Compliance with Laws	- 19 -
SECTION 3.13 Employee Benefit Plans	- 19 -

-i-

(continued)

Page

SECTION 3.14 Labor Matters	- 20 -
SECTION 3.15 Taxes	- 20 -
SECTION 3.16 Material Contracts	- 22 -
SECTION 3.17 Insurance Matters	- 23 -
SECTION 3.18 Transactions With Affiliates	- 23 -
SECTION 3.19 Takeover Statutes; Shareholder Rights Plan	- 23 -
SECTION 3.20 Brokers	- 23 -
SECTION 3.21 No Other Representations and Warranties	- 24 -
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	- 24 -
SECTION 4.1 Organization; Standing	- 24 -
SECTION 4.2 Certificate of Incorporation, etc.	- 24 -
SECTION 4.3 Authority Relative to This Agreement	- 25 -
SECTION 4.4 No Conflicts; Required Filings and Consents	- 25 -
SECTION 4.5 Financing; Equity Rollover	- 26 -
SECTION 4.6 Information Supplied	- 27 -
SECTION 4.7 Ownership of Company Shares	- 27 -
SECTION 4.8 Legal Proceedings	- 27 -
SECTION 4.9 Certain Arrangements	- 27 -
SECTION 4.10 Buyer Group Contracts	- 27 -
SECTION 4.11 No Reliance on Company Estimates	- 27 -
SECTION 4.12 Brokers	- 28 -
SECTION 4.13 No Other Representations and Warranties	- 28 -
ARTICLE V COVENANTS RELATED TO CONDUCT OF BUSINESS	- 28 -
SECTION 5.1 Conduct of Business of the Company	- 28 -
SECTION 5.2 Conduct of Business Prior to the Effective Time	- 31 -
SECTION 5.3 No Control of the Company’s Business	- 31 -
ARTICLE VI ADDITIONAL AGREEMENTS	- 31 -
SECTION 6.1 Preparation of the Proxy Statement and the Schedule 13E-3	- 31 -
SECTION 6.2 Company Stockholders Meeting	- 32 -
SECTION 6.3 Access to Information	- 33 -
SECTION 6.4 No Solicitation; Change of Recommendation	- 34 -

-ii-

(continued)

Page

SECTION 6.5 Reasonable Best Efforts	- 38 -
SECTION 6.6 Public Announcements	- 38 -
SECTION 6.7 Indemnification	- 39 -
SECTION 6.8 Notification of Certain Matters	- 40 -
SECTION 6.9 Fees and Expenses	- 40 -
SECTION 6.10 Delisting	- 40 -
SECTION 6.11 Takeover Statutes	- 40 -
SECTION 6.12 Resignations	- 41 -
SECTION 6.13 Participation in Litigation	- 41 -
SECTION 6.14 Financing	- 41 -
SECTION 6.15 Actions Taken at Direction of Chairman and CEO; Knowledge of Chairman and CEO	- 42 -
ARTICLE VII CONDITIONS TO CONSUMMATION OF THE MERGER	- 42 -
SECTION 7.1 Conditions to Each Party’s Obligations to Effect the Merger	- 42 -
SECTION 7.2 Conditions to Obligations of Parent and Merger Sub	- 43 -
SECTION 7.3 Conditions to Obligations of the Company	- 43 -
SECTION 7.4 Frustration of Closing Conditions	- 44 -
ARTICLE VIII TERMINATION; AMENDMENT; WAIVER	- 44 -
SECTION 8.1 Termination by Mutual Agreement	- 44 -
SECTION 8.2 Termination by Either Parent or the Company	- 44 -
SECTION 8.3 Termination by the Company	- 45 -
SECTION 8.4 Termination by Parent	- 46 -
SECTION 8.5 Effect of Termination and Abandonment	- 46 -
SECTION 8.6 Amendment	- 48 -
SECTION 8.7 Extension; Waiver	- 49 -
ARTICLE IX MISCELLANEOUS	- 49 -
SECTION 9.1 Nonsurvival of Representations and Warranties	- 49 -
SECTION 9.2 Entire Agreement; Assignment	- 49 -
SECTION 9.3 Notices	- 50 -
SECTION 9.4 Governing Law; Jurisdiction; Waiver of Jury Trial	- 51 -
SECTION 9.5 Descriptive Headings	- 51 -
SECTION 9.6 No Third Party Beneficiaries	- 51 -

-iii-

(continued)

Page

SECTION 9.7 Severability	- 51 -
SECTION 9.8 Specific Performance	- 52 -
SECTION 9.9 Counterparts	- 53 -
SECTION 9.10 Interpretation	- 53 -
SECTION 9.11 Confidentiality	- 54 -

-iv-

Glossary of Defined Terms

Acquisition Proposal	SECTION 6.4(g)
Affiliate	SECTION 3.3(c)
Agreement	Preamble
Alternative Acquisition Agreement	SECTION 6.4(c)
Alternative Financing	SECTION 6.14(c)
Alternative Financing Documents	SECTION 6.14(c)
Applicable Date	SECTION 3.4(a)
Articles of Merger	SECTION 1.3
Bankruptcy and Equity Exception	SECTION 3.3(a)
Business Day	SECTION 1.2
Buyer Group Contracts	SECTION 4.10 (a)
Capitalization Date	SECTION 3.2(a)
Certificate	SECTION 2.1(b)
Change of Recommendation	SECTION 6.4(c)
Closing	SECTION 1.2
Closing Date	SECTION 1.2
Code	SECTION 2.9
Company	Preamble
Company Agreements	SECTION 3.8(b)
Company Benefit Plans	SECTION 3.13(a)
Company Board	Recitals
Company Board Recommendation	SECTION 3.3(a)
Company Charter Documents	SECTION 3.1(d)
Company Disclosure Schedule	Article III
Company Material Adverse Effect	SECTION 3.1(c)
Company Permits	SECTION 3.12(a)
Company Preferred Stock	SECTION 3.2(a)
Company Related Party	SECTION 8.5(b)
Company SEC Reports	SECTION 3.4(a)
Company Stockholders Meeting	SECTION 6.2(a)
Company Termination Fee	SECTION 8.5(b)
Company Warrant	SECTION 2.1(e)
Confidential Information	SECTION 9.11
Contract	SECTION 3.8(b)
Contribution Agreement	Recitals
Effective Time	SECTION 1.3
Employees	SECTION 3.13(a)
End Date	SECTION 8.2(a)
Equity Commitment Letter	SECTION 4.5(a)
Equity Financing	SECTION 4.5(a)
Escrow Account	SECTION 6.14(b)
Escrow Agent	SECTION 6.14(b)

Escrow Agreement	SECTION 6.14(b)
Escrow Amount	SECTION 6.14(b)
Exchange Act	SECTION 3.4(a)
Exchange Agent	SECTION 2.2(a)
Exchange Fund	SECTION 2.2(b)
Expenses	SECTION 6.9
Financing	SECTION 6.14(a)
Financing Documents	SECTION 6.14(a)
GAAP	SECTION 3.4(b)
Governmental Entity	SECTION 3.1(a)
Indemnified Parties	SECTION 6.7(a)
Intellectual Property	SECTION 3.10(a)
know	SECTION 3.1(c)
knowledge	SECTION 3.1(c)
Law	SECTION 3.1(a)
Leased Real Property	SECTION 3.9(b)
Lien	SECTION 3.1(b)
Limited Guaranty	Recitals
Material Contracts	SECTION 3.16(a)
Merger	Recitals
Merger Consideration	SECTION 2.1(b)
Merger Sub	Preamble
Merger Sub Common Stock	SECTION 2.1(a)
NASDAQ	SECTION 3.5(b)
Negotiation Period	SECTION 6.4(d)
Nevada Secretary of State	SECTION 1.3
Notice of Superior Proposal	SECTION 6.4(e)
NRS	Recitals
Operating Subsidiary	SECTION 3.16(a)
Parent	Preamble
Parent Board	Recitals
Parent Disclosure Schedule	Article IV
Parent Material Adverse Effect	SECTION 4.1
Parent Related Party	SECTION 8.5(b)
Parent Termination Fee	SECTION 8.5(c)
Parties	Preamble
Party	Preamble
Person	SECTION 2.3(a)
PRC	SECTION 1.2
Proceeding	SECTION 3.1(c)
Proxy Statement	SECTION 3.3(c)
Real Property Leases	SECTION 3.9(b)
Record Date	SECTION 6.2(a)
Representatives	SECTION 3.21
Restraint	SECTION 7.1(b)
Rollover Holders	Recitals

Rollover Shares	Recitals
SC Financial Advisor	SECTION 3.3(c)
Schedule 13E-3	SECTION 3.4(c)
SEC	SECTION 3.4(a)
Securities Act	SECTION 3.4(a)
Share	Recitals
Special Committee	Recitals
Stockholder Approval	SECTION 3.3(b)
Subsidiary	SECTION 3.1(b)
Superior Proposal	SECTION 6.4(g)
Surviving Corporation	SECTION 1.1
Takeover Statutes	SECTION 3.19
Tax	SECTION 3.15(f)
Tax Returns	SECTION 3.15(f)
Taxes	SECTION 3.15(f)
Transactions	Recitals
U.S.	SECTION 2.7
VIE Agreements	SECTION 3.16(a)
Wholly Owned Subsidiaries	SECTION 3.2(b)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 10, 2013, is by and among Trunkbow Merger Group Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”), Trunkbow International Merger Sub Limited, a Nevada corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Trunkbow International Holdings Limited, a Nevada corporation (the “Company”, and, together with Parent and Merger Sub, the “Parties” and each, a “Party”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Nevada Revised Statutes (the “NRS”), Merger Sub will merge with and into the Company (the “Merger”), with the Company as the surviving corporation in the Merger and becoming a direct wholly owned subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of Parent (the “Parent Board”) and Parent, as the sole stockholder of Merger Sub, have approved the Merger, and have approved, adopted and declared advisable this Agreement, the Merger and the other transactions contemplated hereby (collectively, the “Transactions”);

WHEREAS, the board of directors of Merger Sub has approved, adopted and declared advisable this Agreement and recommended to Parent, Merger Sub’s sole stockholder, that it approve this Agreement in accordance with NRS on the terms and conditions set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the recommendation of a committee of the Company Board composed of independent directors (the “Special Committee”), has (i) determined that it is in the best interest of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) adopted this Agreement, (iii) approved the execution, delivery and performance by the Company of this Agreement and consummation of the Transactions, including the Merger, and (iv) resolved to recommend that the stockholders of the Company approve this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, Dr. Wanchun Hou and Mr. Qiang Li (the “Rollover Holders”), beneficial owners of an aggregate of 16,156,983 outstanding shares of common stock, par value US$0.001 per share, of the Company (each a “Share”) are entering into a contribution agreement (the “Contribution Agreement”), pursuant to which and subject to the terms and conditions set forth therein, the Rollover Holders will each contribute their Shares (such shares, collectively, the “Rollover Shares”) to Parent immediately prior to the Closing; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent has delivered to the Company a limited guaranty of the Rollover Holders, dated as of the date hereof, in favor of the Company with respect to certain obligations of Parent and Merger Sub under this Agreement (the “Limited Guaranty”);

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Merger Sub hereby agree as follows:

Article I

THE MERGER

SECTION 1.1           The Merger. At the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the NRS, Merger Sub shall be merged with and into the Company. As a result of the Merger, the Company shall continue as the surviving corporation (the “Surviving Corporation”) and the separate corporate existence of Merger Sub shall cease.

SECTION 1.2          Closing of the Merger. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (Beijing time), or another time as mutually agreed in writing among the Parties, on the Closing Date at the office of Cleary Gottlieb Steen & Hamilton LLP, Twin Towers - West (23rd Floor), 12B Jianguomen Wai Da Jie, Chaoyang District, Beijing 100022, PRC or at another place as mutually agreed among the Parties. For purposes of this Agreement, “Closing Date” means a date to be specified by Parent and the Company, which shall be no later than the fifth (5th) Business Day after the satisfaction or, to the extent permitted by applicable Law, waived by the Party or Parties entitled to the benefits of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver thereof), and “Business Day” means any day other than Saturday, Sunday or a day on which banking institutions in New York, Nevada, Hong Kong, or the People’s Republic of China (“PRC”, and for purposes of this Agreement, excluding Hong Kong, Macao and Taiwan) are authorized or obligated under applicable Law to be closed.

SECTION 1.3           Effective Time. Subject to the provisions of this Agreement, on the Closing Date, the Parties shall file the articles of merger (the “Articles of Merger”) with respect to the Merger with the Secretary of State of the State of Nevada (the “Nevada Secretary of State”), in such form as is agreed on by the Parties and is required by, and executed and acknowledged in accordance with, the relevant provisions of the NRS. The Merger shall become effective on such date and at such time that the Articles of Merger are duly filed with the Nevada Secretary of State or on such other date and at such other time as Parent and the Company shall agree in writing that, in each case, shall be specified in the Articles of Merger (the date and time the Merger becomes effective being the “Effective Time”).

SECTION 1.4           Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement, the Articles of Merger and in the relevant provisions of the NRS. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Sub and the Company in accordance with the NRS and other applicable Laws of the State of Nevada.

SECTION 1.5           Articles of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, each of the articles of incorporation and bylaws of the Surviving Corporation shall be amended in its entirety to read as the articles of incorporation and bylaws, respectively, of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided therein and by applicable Law, in each case except to the extent necessary to (a) comply with Section 6.7, and (b) reflect that the name of the Surviving Corporation shall be Trunkbow International Holdings Limited until thereafter amended as provided therein and by applicable Law.

SECTION 1.6           Directors. From and after the Effective Time, the directors of the Surviving Corporation shall consist of the directors of Merger Sub as of immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the Surviving Corporation’s articles of incorporation and bylaws.

SECTION 1.7           Officers. From and after the Effective Time, the officers of the Surviving Corporation shall consist of the officers of the Company as of immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s articles of incorporation and bylaws.

Article II

DELIVERY OF MERGER CONSIDERATION

SECTION 2.1           Conversion of Securities.At the Effective Time, by virtue of the Merger and without any action on the part of any of the Parties or any other holders of any securities of the Company:

(a)          Securities of Merger Sub. Each share of common stock, par value US$0.01 per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid and non-assessable share of common stock, par value US$0.01 per share, of the Surviving Corporation. From and after the Effective Time, all certificates, if any, representing shares of Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence. Such shares shall be the only issued and outstanding share capital of the Surviving Corporation.

(b)          Conversion of Company Common Stock. Each Share issued and outstanding immediately prior to the Effective Time (excluding any Shares to be cancelled pursuant to Section 2.1(c)) shall be converted into the right to receive an amount in cash equal to US$1.46 (the “Merger Consideration”), without any interest thereon. All of the Shares converted into the right to receive the Merger Consideration pursuant to this Section 2.1(b) shall no longer be outstanding and shall automatically be cancelled and cease to exist as of the Effective Time, and each certificate (or evidence of Shares in book-entry form) that, immediately prior to the Effective Time, represented any such Shares (each such certificate or evidence, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.3(b), without interest.

(c)          Cancellation of Treasury Shares and Rollover Shares. Each Share held by the Company as treasury stock or owned, directly or indirectly, by Parent, Merger Sub or any wholly owned Subsidiary of the Company immediately prior to the Effective Time shall be cancelled and retired and shall cease to exist as of the Effective Time, and no consideration shall be delivered with respect thereto. For the avoidance of doubt, the Rollover Shares contributed to Parent by the Rollover Holders pursuant to the Contribution Agreement immediately prior to the Closing shall be cancelled and shall not be converted into the right to receive the Merger Consideration.

(d)          Certain Adjustments. Notwithstanding any provision of this Article II to the contrary, if between the date hereof and the Effective Time, the number of outstanding Shares or securities convertible into or exchangeable or exercisable for Shares shall have been changed into, or exchanged for, a different number of shares or a different class of shares, by reason of any stock dividend or distribution, subdivision, reclassification, recapitalization, stock split (including a reverse stock split), combination, readjustment or exchange of shares, or any similar event shall have occurred, the Merger Consideration shall be equitably adjusted to reflect such change.

(e)          Treatment of Company Warrants. As of the Effective Time, each warrant to purchase Shares (each, a “Company Warrant”) that is then outstanding and unexercised shall remain outstanding following the Effective Time pursuant to the terms of such Company Warrant.  From and after the Effective Time, pursuant to the terms of the Company Warrants, (i) each Company Warrant shall represent the right to receive, upon due exercise in accordance with its terms, including payment of the applicable cash exercise price, only the Merger Consideration with respect to each Share subject to such Company Warrant, and (ii) in no circumstances shall holders of Company Warrants be entitled to receive Shares or other securities of any of the Company, the Surviving Corporation or Parent upon any exercise of Company Warrants.

SECTION 2.2           Exchange Fund. (a)           Prior to the Effective Time, Parent shall appoint a commercial bank or trust company reasonably acceptable to the Company to act as exchange agent hereunder (the “Exchange Agent”) for purpose of exchanging Shares for the aggregate Merger Consideration.

(b)          At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, by wire transfer or immediately available funds for the benefit of the holders of Shares, with the Exchange Agent an amount in cash sufficient to make the payments under Sections 2.1(b) and 2.1(e). Any cash deposited with the Exchange Agent pursuant to this Section 2.2(b) shall hereinafter be referred to as the “Exchange Fund.” Any amounts in the Exchange Fund in excess of the aggregate amounts payable under Article II shall be returned to Parent in accordance with Section 2.5. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Sections 2.1(b) and 2.1(e), except as otherwise permitted under Section 2.7. Parent or the Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, incurred by it in connection with the exchange of Shares for the aggregate Merger Consideration and other actions contemplated by this Article II.

SECTION 2.3           Exchange Procedures.

(a)          Promptly after the Effective Time (but in no event later than five (5) Business Days following the Effective Time), the Surviving Corporation shall cause the Exchange Agent to mail to each Person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 2.1(b) (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates that formerly evidenced the Shares shall pass, only upon proper delivery of such Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent, and which shall have such customary provisions with respect to delivery of an “agent’s message” with respect to Shares held in book-entry form as the Surviving Corporation may reasonably specify); and (ii) instructions for use in effecting the surrender of Certificates pursuant to such letter of transmittal in exchange for the Merger Consideration (which instructions shall provide that, at the election of the surrendering holder, such Certificates (including, as applicable, any book-entry Shares) may be surrendered and the Merger Consideration in exchange therefor collected by hand delivery), in each case in form and substance reasonably agreed to by Parent and the Company. For purposes of this Agreement, a “Person” means an individual, joint venture, corporation, limited liability company, partnership, limited liability partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

(b)          Upon (i) surrender to the Exchange Agent of a Certificate for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto or (ii) receipt of an “agent’s message” by the Exchange Agent, as applicable, in the case of Shares held in book-entry form, and such other documents as may be reasonably required by the Exchange Agent and reasonably approved by Parent and the Company, the holder of such Certificate (including, as applicable, book-entry Shares) shall be entitled to receive in respect of each Share previously represented thereby cash in the amount of the Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled.

(c)          If payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that (A) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable.

(d)          Until surrendered as contemplated by this Section 2.3, each Certificate (including, as applicable, book-entry Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration in respect of the number of Shares previously represented thereby, without interest.

SECTION 2.4           Transfer Books; No Further Ownership Rights. The aggregate Merger Consideration paid in respect of the Shares upon the surrender for exchange of Certificates (including, as applicable, book-entry Shares) in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Certificates. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, holders of Certificates (including, as applicable, book-entry Shares) that evidenced ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law. Subject to Section 2.8, if, at any time after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

SECTION 2.5           Termination of Exchange Fund. Any portion of the Exchange Fund (including any income or proceeds thereof or of any investments thereof) which remains undistributed to the holders of Certificates for nine (9) months after the Effective Time shall be delivered to Parent or the Surviving Corporation or otherwise on the instruction of Parent, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation and Parent (subject to abandoned property, escheat and similar Laws) for the aggregate Merger Consideration exchangeable for such Certificates to which such holders are entitled, without any interest thereon and less any required withholding of Taxes in accordance with Section 2.9. Any such portion of the Exchange Fund remaining unclaimed by holders of Shares immediately prior to such time at which such securities or amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by Law, become the property of Parent or the Surviving Corporation, free and clear of any claims or interest of any Person previously entitled thereto.

SECTION 2.6           No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

SECTION 2.7           Investment of the Exchange Fund. The Exchange Fund shall, pending its disbursement to the holders of Shares, be invested by the Exchange Agent as directed by Parent or, after the Effective Time, the Surviving Corporation; provided, that no such investment or losses shall affect the amounts payable to such holders and Parent shall promptly replace, restore or cause to be replaced or restored any funds deposited with the Exchange Agent that are lost through any investment; provided, further, that such investments shall be in obligations of or guaranteed by the U.S. or any agency or instrumentality thereof, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposits, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding US$1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of the investment. Earnings from investments, subject to the immediately preceding proviso, shall be the sole and exclusive property of Parent and the Surviving Corporation. For purposed of this Agreement, “U.S.” means the United States of America.

SECTION 2.8           Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the Shares formerly represented thereby pursuant to this Agreement.

SECTION 2.9           Withholding Rights. Each of the Surviving Corporation, Parent, Merger Sub and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to holders of Shares or Company Warrants such amounts as are required to be withheld and paid over to the applicable Governmental Entity under the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable Tax Laws. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or Company Warrants in respect of which such deduction or withholding was made by the Surviving Corporation, Parent, Merger Sub or the Exchange Agent, as the case may be. Except with respect to (i) any Taxes required to be withheld on payments treated as compensation for purposes of applicable Tax Law and (ii) any Taxes required to be withheld under the backup withholding provisions of Section 3406 of the Code on payments to a holder of Shares or Company Warrants that does not provide a U.S. Internal Revenue Service Form W-9 or other applicable form or certification, if prior to the Closing Date either Parent or the Company determines that any such other deduction or withholding is required to be made from amounts payable hereunder, it shall promptly notify the other Party in writing of such determination. If such obligation to deduct or withhold can be reduced or eliminated through the provision of an applicable certification or form, Parent shall use reasonable best efforts to provide the Person receiving the applicable payment with the opportunity to complete and provide such certification or form prior to the Closing Date.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (a) disclosed in the Company SEC Reports (as defined in Section 3.4(a)) filed as of the date hereof, other than disclosures in such Company SEC Reports contained in the “Risk Factors” and “Forward-Looking Statements” sections thereof or any other disclosure in the Company SEC Reports which are general, nonspecific, forward-looking or cautionary in nature, or (b) set forth in the section of the disclosure schedule delivered to Parent by the Company on the date hereof (the “Company Disclosure Schedule”) that corresponds to a specified section of this Article III (it being agreed that disclosure of any item in any section of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section of the Company Disclosure Schedule to which the relevance of such item is reasonably apparent on its face), the Company hereby represents and warrants to Parent and Merger Sub that:

SECTION 3.1           Organization and Qualification; Subsidiaries. (a)The Company and each of its Subsidiaries is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its formation and has all requisite corporate, partnership or similar power and authority to own, lease and operate its properties and assets and to carry on its businesses as now conducted and proposed by the Company to be conducted. For purposes of this Agreement, “Law” means any U.S. federal, state or local, non-U.S. national, provincial or local, or multinational law, statute or ordinance, common law, or any rule, regulation, decree, treaty provision, governmental guidelines or interpretations having the force of law and orders issued, enacted or put into effect by any Governmental Entity; and “Governmental Entity” means supranational, national, state, municipal or local court or tribunal or administrative, governmental, quasi-governmental or regulatory body, agency or authority.

(b)          Except for the Company’s Subsidiaries as disclosed in the Company’s SEC Reports filed as of the date hereof, (i) there are no other corporations, associations, or other entities through which the Company or any of its Subsidiaries conducts business, or other entities in which the Company or any of its Subsidiaries controls or owns, of record or beneficially, any direct or indirect equity or other interest or right to acquire the same, and (ii) neither the Company nor any of its Subsidiaries is a participant in (nor is any part of their businesses conducted through) any joint venture, partnership or similar arrangement. Except as disclosed in Section 3.1(b) of the Company Disclosure Schedule, the Company owns, directly or indirectly, all of the capital stock or other equity interests of each of its Subsidiaries.For purposes of this Agreement, “Subsidiary” means, when used with reference to any entity, any corporation or other organization, (i) of which such party or any other Subsidiary of such party is a general or managing partner, (ii) the outstanding voting securities or interests of which, having by their terms ordinary voting power to elect a majority of the board of directors or other Persons acting as a body performing similar functions with respect to such corporation or other organization, are directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries or (iii) of which such Person controls through VIE Agreements; and “Lien” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on voting or transfer.

(c)          Each of the Company and its Subsidiaries is duly qualified or licensed and in good standing (with respect to jurisdictions that recognize the concept of good standing) to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and no litigation, suit, claim, action, proceeding, or investigation (each a “Proceeding”) has been instituted or, to the knowledge of the Company, threatened in any such jurisdiction revoking or seeking to revoke or suspend such power and authority or qualification or licensing. For purposes of this Agreement, “Company Material Adverse Effect” means any fact, event, circumstance, change, condition, or effect that, individually or in the aggregate with all other facts, events, circumstances, changes, conditions and effects, has a materially adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that a Company Material Adverse Effect shall not be deemed to include any fact, event, circumstance, change, condition or effect arising out of, relating to or resulting from (i) changes in GAAP or regulatory accounting requirements or changes in Laws (or interpretations thereof) applicable to the Company or any of its Subsidiaries, (ii) changes, effects or circumstances in the industries or markets in which the Company or any of its Subsidiaries operates, (iii) changes in general economic, political or financial market conditions, (iv) changes in the financial, credit or securities markets in the U.S., the PRC or any other country or region in which the Company or any of its Subsidiaries has material business operations, including changes in interest rates, foreign exchange rates and sovereign credit ratings, (v) any change in the price of the Shares or trading volume as quoted on NASDAQ (it being understood that the underlying cause of such change may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur), (vi) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, acts of God or natural disasters, (vii) the public disclosure or announcement of this Agreement or the Transactions or the consummation of the Transactions, (viii) actions or omissions taken at the direction, request or consent of the Rollover Holders or expressly required by this Agreement, (ix) the failure by the Company or any of its Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets of revenue, earnings, cash flow or cash position (it being understood that the underlying cause of such failure may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur), or (x) any loss of, or change in, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with its customers, suppliers, vendors, lenders or employees arising out of the execution, delivery or performance of this Agreement, the consummation of the Transactions or the announcement of any of the foregoing;; provided, further, that any change, effect or occurrence described in the case of the foregoing clauses (i), (ii), (iii), (iv) and (vi) shall be taken into account to the extent the impact of any such change, effect or occurrence is disproportionately adverse to the Company and its Subsidiaries, taken as a whole, as compared to other companies in the same industry and country in which the Company and its Subsidiaries operate; and “know” or “knowledge” means, with respect to any Party, the knowledge of such Party’s executive officers after due inquiry.

(d)          The Company has made available to Parent true, complete and correct copies of the articles of incorporation, bylaws or other similar organizational documents, as currently in effect, of the Company (the “Company Charter Documents”) and each of its Subsidiaries. Neither the Company nor any of its Subsidiaries is in violation or default of any of the provisions of its articles of incorporation, bylaws or other similar organizational documents.

SECTION 3.2           Capitalization of the Company and Its Subsidiaries.(a)  The authorized capital stock of the Company consists of 190,000,000 Shares and 10,000,000 shares of preferred stock, par value US$0.001 per share (“Company Preferred Stock”). As of December 9, 2013 (the “Capitalization Date”), (i) 36,807,075 Shares were issued and outstanding; (ii) no Shares were issued and held in the treasury of the Company; (iii) 2,950,519 Shares are reserved for issuance upon exercise of the Company Warrants and (iv) no shares of Company Preferred Stock were issued and outstanding. Section 3.2(a) of the Company Disclosure Schedule sets forth a complete and correct list of all holders of Company Warrants, including such Person’s name, the number of Company Warrants held by such Person as of the Capitalization Date and the exercise price for each such Company Warrants. All the outstanding Shares are, and the Shares issuable upon the exercise of outstanding Company Warrants will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable, in compliance with all applicable Laws, and none of such outstanding Shares was or will be issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. Except as set forth above and except as contemplated by this Agreement, (i) there is no share capital of the Company authorized, issued or outstanding, (ii) there are no authorized or outstanding options, warrants, calls, preemptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character (whether or not conditional) relating to the issued or unissued capital stock of the Company or any of its Subsidiaries, obligating the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any share capital or other equity interest in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such share capital or equity interests, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment, (iii) there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or other share capital of the Company or any of its Subsidiaries, or to make any payments based on the market price or value of Shares or other capital stock of the Company or its Subsidiaries, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in the Company’s Subsidiaries or any other entity other than loans to the Company’s Subsidiaries in the ordinary course of business, and (iv) there are no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(b)          All of the outstanding share capital of the Company’s wholly owned Subsidiaries (“Wholly Owned Subsidiaries”) has been duly authorized, validly issued, and is fully paid except as permitted under applicable Law and non-assessable and owned by the Company, directly or indirectly, free and clear of any Liens (except as may be provided as a matter of Law), and there are no irrevocable proxies with respect to such share capital. The outstanding share capital of the Company’s Subsidiaries that are not Wholly Owned Subsidiaries has been duly authorized, validly issued, and is fully paid except as permitted under applicable Law and non-assessable and owned by the Company, directly or indirectly, free and clear of any Liens (except as may be provided as a matter of Law).

(c)          Each Company Warrant was granted in compliance with all applicable Laws in all material respects and all of the terms and conditions of the Company Warrants. From and after the Effective Time, pursuant to the terms of the Company Warrants, (i) each Company Warrant shall represent the right to receive, upon exercise in accordance with its terms, including payment of the applicable cash exercise price, only the Merger Consideration with respect to each Share subject to such Company Warrant with respect to which such Company Warrant is duly exercised, and (ii) in no circumstances shall holders of Company Warrants be entitled to receive Shares or other securities of any of the Company, the Surviving Corporation or Parent upon any exercise of Company Warrants.

SECTION 3.3           Authority Relative to This Agreement; Fairness.(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to the Stockholders Approval, to consummate the Transactions. The Special Committee is composed of three members of the Company Board who are not affiliated with Parent or Merger Sub and are not members of the Company’s management. The Company Board, acting upon the recommendation of the Special Committee, has duly and validly authorized the execution, delivery and the performance of this Agreement and, subject to the Stockholder Approval, has authorized the consummation of the Transactions, and has (i) by resolution approved, and declared advisable, the Merger, this Agreement and the Transactions; (ii) determined that the Transactions are advisable and fair to, and in the best interests of, the Company and its stockholders (other than the Rollover Holders and their respective Affiliates) and (iii) resolved to recommend that stockholders of the Company vote in favor of and approve this Agreement and the Merger (the “Company Board Recommendation”). No other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions except for the Stockholder Approval. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)          The affirmative vote (in person or by proxy) of both (i) the holders of a majority of the outstanding Shares and (ii) the holders of a majority of the Shares (excluding the Shares held by the Rollover Holders and their respective Affiliates) at the Company Stockholders Meeting (as defined in Section 6.2(a)), or any adjournment or postponement thereof, in favor of the adoption of this Agreement (collectively, the “Stockholder Approval”) are the only votes or approvals of the holders of any class or series of capital stock of the Company or any of its Subsidiaries which is necessary to adopt this Agreement and approve the Merger and the other Transactions.

(c)          The Special Committee has received the opinion of Duff & Phelps, LLC (the “SC Financial Advisor”), to the effect that, as of the date of such opinion, the Merger Consideration to be received by the Company’s stockholders (other than Parent, Merger Sub, the Rollover Holders and their respective Affiliates), is fair from a financial point of view. A copy of which opinion will be delivered to Parent, solely for information purpose, promptly after the execution of this Agreement. It is agreed and understood that such opinion may not be relied on by Parent, Merger Sub, the Rollover Holders, or any of their respective Affiliates or Representatives. The SC Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement. For purposes of this Agreement, “Affiliate” means, as to any Person, (i) any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise and (ii) with respect to any natural person, any member of the immediate family of such natural person; and the “Proxy Statement” means a proxy statement relating to the Company Stockholders Meeting (as amended or supplemented from time to time).

SECTION 3.4           SEC Reports; Financial Statements.   (a) The Company has filed or furnished, as applicable, within the required timeframe, all required forms, reports and documents with the U.S. Securities and Exchange Commission (the “SEC”) since April 7, 2010 (the “Applicable Date”) (the forms, reports and other documents filed since the Applicable Date and those filed subsequent to the date hereof, including the exhibits and schedules thereto and any amendments thereto, collectively, the “Company SEC Reports”). The Company SEC Reports (i) were prepared in accordance with either the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the rules and regulations promulgated thereunder, each as in effect on the dates such forms, reports and documents were filed, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. No Subsidiary of the Company has filed or furnished, or is required to file or furnish, any form, report or other document with the SEC.

(b)          The audited and unaudited consolidated financial statements (including, in each case, any notes thereto) of the Company included (or incorporated by reference) in the Company SEC Reports complied, or in the case of Company SEC Reports filed after the date of this Agreement, will comply, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly present, or in the case of Company SEC Reports filed after the date of this Agreement, will fairly present, in conformity with U.S. generally accepted accounting principles applied on a consistent basis throughout the periods indicated (“GAAP”) (except as specified in such financial statements or the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations, changes in stockholders’ equity and cash flows for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments).

(c)          The Proxy Statement to be sent to the stockholders of the Company in connection with the Company Stockholders Meeting (including any amendment or supplement or document incorporated by reference) and the Rule 13E-3 transaction statement on Schedule 13E-3 relating to the adoption of this Agreement by the stockholders of the Company (as amended or supplemented from time to time and including any document incorporated by reference therein, the “Schedule 13E-3”) shall not, on the date the Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation, warranty, covenant or agreement is made by the Company with respect to the information supplied by Parent for inclusion or incorporation by reference in the Proxy Statement and the Schedule 13E-3. The Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act.

SECTION 3.5           Sarbanes-Oxley; Internal Accounting Controls. (a) The Company is in compliance in all material respects with all provisions of the U.S. Sarbanes-Oxley Act of 2002 which are applicable to it.

(b)          The Company is in compliance in all material respects with all the applicable listing and corporate governance rules and regulations of The NASDAQ Global Market (“NASDAQ”).

(c)          The Company maintains internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as required by Rule 13a-15 under the Exchange Act that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Neither the Company nor, to the Company’s knowledge, its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the internal control over financing reporting of the Company, in each case which has not been subsequently remediated. To the Company’s knowledge, there is no fraud that involves the management of the Company or other employees who have a significant role in the internal controls over financial reporting utilized by the Company.

(d)          The Company has implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as required by Rule 13a-15 under the Exchange Act that are designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to its chief executive officer and chief financial officer or other persons performing similar functions to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the U.S. Sarbanes-Oxley Act of 2002.

SECTION 3.6           No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether or not required to be recorded or reflected on a balance sheet under GAAP, and there is no existing condition, situation or set of circumstances which would reasonably be expected to result in such a liability or obligation, except (a) liabilities or obligations reflected against in the Company’s consolidated balance sheet as of December 31, 2012 or in the notes thereto, included in the Company SEC Reports filed prior to or on the date hereof, (b) liabilities or obligations as contemplated by this Agreement, and (c) liabilities or obligations incurred since December 31, 2012 in the ordinary course of business which do not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.7           Absence of Changes. Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related hereto, since December 31, 2012, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and there has not been any event, occurrence or development which has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.8           Consents and Approvals; No Violations. (a)Except for (i) compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, including, without limitation, the filing of the Schedule 13E-3, required filings on Form 8-K, and the filing of the Proxy Statement, (ii) any filings or regulatory approvals required in connection with compliance with the rules and regulations of NASDAQ, and (iii) the filing of the Articles of Merger with the Nevada Secretary of State (which shall include a Certificate to Accompany the Amended and Restated Articles of Incorporation, and the Amended and Restated Articles of Incorporation) pursuant to the NRS, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by the Company of this Agreement or the consummation by the Company of the Transactions, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions do not and will not (i) conflict with or violate or result in any breach of any provision of the articles of incorporation, bylaws or similar governing documents of the Company or any of its Subsidiaries, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration of any obligation or the loss of any material benefit under, or the creation of any Lien) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument (each, a “Contract”) or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or affected (collectively, the “Company Agreements”), or (iii) (assuming receipt of the Stockholder Approval in accordance with NRS Section 92A.120 and all filings and obligations described in Section 3.8(a) have been made or satisfied) violate any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such violations, breaches or defaults or other occurrences which do not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent, materially delay or materially impede the consummation of the Transactions. Section 3.8(b) of the Company Disclosure Schedule sets forth a list of all third party consents and approvals required to be obtained under the Company Agreements in connection with the consummation of the Transactions. At or prior to the Closing Date, the Company shall have obtained such consents and approvals except where the failure to obtain which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.9           Property.(a) The Company does not own any real property.

(b)          Each of the leases, subleases and other agreements (including modifications, amendments and supplements thereto, collectively, the “Real Property Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (the “Leased Real Property”) constitutes the valid and legally binding obligation of the Company or its Subsidiaries, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and is in full force and effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its applicable Subsidiaries nor, to the Company’s knowledge, any other party thereto, is in breach or violation of, or default under, any Real Property Lease and no event has occurred or not occurred through the Company’s or its applicable Subsidiary’s action or inaction or, to the Company’s knowledge, the action or inaction of any third party, that, with or without due notice or lapse of time or both, would constitute a breach or violation of, or default under, any Real Property Lease. No party to any such Real Property Leases has given notice to the Company or any of its Subsidiaries of or made a claim against the Company or any of its Subsidiaries with respect to any material breach or material default thereunder.

(c)          The Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all Leased Real Properties and other material properties and assets (excluding the Intellectual Property), in each case free and clear of all Liens, except for (i) Liens that are not reasonably likely to have a Company Material Adverse Effect, (ii) Liens for the payment of federal, state or other taxes, the payment of which is neither delinquent nor subject to penalties, (iii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Liens or security interests arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount that are being contested in good faith and by appropriate proceedings, (iv) Liens imposed by applicable Law, (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, or (vi) Liens securing indebtedness or liabilities that are reflected in the Company SEC Reports filed or furnished prior to the date of this Agreement.

SECTION 3.10         Intellectual Property. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries owns, free and clear of all Liens, or otherwise has the right to use, each item of the Intellectual Property used or necessary for the conduct of the business of the Company and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means (A) trademarks, trade names, trade dress and service marks, together with the goodwill associated with the foregoing, (B) patents and applications for patents, (C) copyrights, including copyrights in computer software, and (D) trade secrets.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company, the use of any Intellectual Property by the Company or its Subsidiaries in connection with the operation of the business of the Company and its Subsidiaries does not infringe on or otherwise violate the rights of any Person and is in accordance with any applicable license pursuant to which the Company or any of its Subsidiaries acquired the right to use any Intellectual Property. Neither the Company nor any of its Subsidiaries has received any written notice of any assertion or claim that it, or the business conducted by it, is infringing, misappropriating on or otherwise violating or has infringed, misappropriated on or otherwise violated any Intellectual Property right of any Person, including any demands or unsolicited offers to license any Intellectual Property.

(c)          No Person is challenging in writing or, to the Company’s knowledge, infringing on or otherwise violating any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to the Company or its Subsidiaries.

SECTION 3.11         Legal Proceedings. (a) As of the date hereof, there is no Proceeding pending or, to the Company’s knowledge, threatened in writing against the Company or any of its Subsidiaries or any of their properties or assets which (i) has, or if decided adversely to the Company would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (ii) challenges the validity of this Agreement or any action to be taken by the Company in connection with the consummation of the Transactions or could otherwise prevent or delay the consummation of the Transactions.

(b)          As of the date hereof, there is no material judgment, order, writ, award, injunction or decree outstanding against either the Company or any of its Subsidiaries nor any of their material properties or assets.

SECTION 3.12         Company Permits; Compliance with Laws. (a) The Company and its Subsidiaries hold all material franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders issued by the appropriate Governmental Entities necessary for each of them to own, lease, operate and use its properties and assets or to carry on their respective business as it is now being conducted (the “Company Permits”). The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the Company’s knowledge, threatened. No Company Permit will cease to be effective as a result of the Transactions.

(b)          Neither the Company nor any of its Subsidiaries has been in default, breach or violation of, in any material respect, any Law applicable to the Company, its Subsidiaries or their respective business, or by which any property or asset or right of the Company or its Subsidiaries is bound or affected, except for violations which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No investigation or review by any Governmental Entity with respect to the Company or its Subsidiaries is pending or, to the Company’s knowledge, threatened. Neither the Company nor any of its Subsidiaries has received any notice or communication of any material non-compliance with any applicable Laws that has not been cured.

SECTION 3.13         Employee Benefit Plans. (a)  Except as set forth in Section 3.13(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries maintains or contributes to, or has any obligation to contribute to, or has any liability with respect to, any material employee benefit plan or arrangement providing benefits to any current or former Employee of the Company or any of its Subsidiaries or any current or former Employee of any entity with respect to which the Company or its Subsidiaries is a successor (collectively, the “Company Benefit Plans”). For purposes of this Agreement, “Employees” mean, with respect to the Company and its Subsidiaries, their respective directors, officers and employees providing individual services to the Company or any of its Subsidiaries.

(b)          Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former Employee of the Company or any of its Subsidiaries under any of the Company Benefit Plans or otherwise; (ii) increase any benefits otherwise payable under any of the Company Benefit Plans; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(c)          With respect to each Company Benefit Plan, (i) each document prepared in connection therewith complies in all material respects with applicable Law, (ii) such Company Benefit Plan has been operated in all material respects in accordance with its terms and applicable Law, and (iii) there are no pending or, to the Company’s knowledge, threatened Proceedings with respect to such Company Benefit Plan or against the assets of such Company Benefit Plan (except for routine claims for benefits in the ordinary course of business consistent with the terms of the applicable Company Benefit Plan), and no circumstance, fact or event exists that would result in any material default under or violation of such Company Benefit Plan.

SECTION 3.14         Labor Matters.(a) There are no labor or collective bargaining agreements which pertain to Employees of the Company or any of its Subsidiaries.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i)  there is no dispute with current or former Employees of the Company or any of its Subsidiaries, and (ii) each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Laws relating to employment, termination, wages, hours, social security, collective bargaining, payment and withholding of Taxes, in each case, with respect to each of their current and former Employees.

SECTION 3.15         Taxes.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries has prepared (or caused to be prepared) and timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all Tax Returns required to be filed by it, and all such filed Tax Returns are true, complete and accurate, and (ii) all Taxes of the Company and its Subsidiaries (whether or not shown to be due and payable on any Tax Return) have been timely paid.

(b)          The most recent financial statements contained in the Company SEC Reports reflect an adequate reserve for all accrued and unpaid Taxes of the Company and its Subsidiaries for all Taxable periods and portions thereof through the date of such financial statements. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no deficiency with respect to Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries by any Governmental Entity that has not been satisfied by payment, settled or withdrawn.

(c)          All material amounts of Tax required to be withheld by the Company and each of its Subsidiaries have been timely withheld, and to the extent required by applicable Law, all such withheld amounts have been timely paid over to the appropriate Governmental Entity.

(d)          No audit or other examination or administrative, judicial or other Proceedings of, or with respect to, any material Tax Return or material Taxes of the Company or any of its Subsidiaries is currently in progress, and no written notification has been received by the Company or any of its Subsidiaries that such an audit or other examination or administrative, judicial or other Proceedings have been proposed or threatened.

(e)          There is no written agreement in effect to extend the period of limitations with respect to any Taxes or Tax Returns of the Company or any of its Subsidiaries.

(f)          Neither the Company nor any of its Subsidiaries participate or have “participated” in any “listed transaction” as defined under Treasury Regulations Section 1.6011-4(b)(2)

(g)          No written claim has been made by a taxing authority in a jurisdiction where neither the Company nor any of its Subsidiaries files Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation in that jurisdiction.

(h)          Each of the Company’s Subsidiaries formed in the PRC has, in accordance with applicable Law, duly registered with the relevant PRC Governmental Entity, obtained and maintained the validity of all national and local Tax registration certificates and complied in all material respects with all requirements imposed by such Governmental Entity. No submissions made to any Governmental Entity in connection with obtaining any Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments that are currently in effect or Tax rebates contained any material misstatement or omission that would have affected the granting of such Tax exemptions, preferential treatments or rebates. No suspension, revocation or cancellation of any such Tax exemptions, preferential treatments or rebates is pending or, to the Company’s knowledge, threatened.

(i)          For purposes of this Agreement, “Tax” or “Taxes” means (a) any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; (b) taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; (c) license, registration and documentation fees; and (d) customs duties, tariffs and similar charges; “Tax Returns” means all federal, state, local, provincial and foreign returns, declarations, statements, claims, reports, schedules, forms and information returns and any amended thereof, filed or required to be filed with any Governmental Entity, with respect to Taxes.

SECTION 3.16         Material Contracts.(a)Section 3.16(a) of the Company Disclosure Schedule sets forth a true and complete list of the following types of Contracts to which the Company or any of its Subsidiaries is a party (such Contracts as are required to be set forth in Section 3.16(a) of the Company Disclosure Schedule being the “Material Contracts”):

(i)          any Contract that would be required to be filed by the Company as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)         any Contract relating to the purchase or sale of any Shares or other securities of the Company or any of the Company’s Subsidiaries;

(iii)        all joint venture contracts, strategic cooperation or partnership arrangements, or other agreements involving a sharing of profits, losses, costs or liabilities by the Company or any of its Subsidiaries with any third party;

(iv)        any Contract involving the payment or receipt of amounts by the Company or its Subsidiaries, or relating to indebtedness for borrowed money or any financial guaranty, of more than US$1,000,000;

(v)         any non-competition Contract or other Contract that purports to limit, curtail or restrict in any material respect the ability of the Company or any of its Subsidiaries to compete in any geographic area, industry or line of business or grants material exclusive rights to the counterparty thereto;

(vi)        any Contract which (A) provides the Company with effective control over any of its Subsidiaries in respect of which it does not, directly or indirectly, own a majority of the equity interests (each, an “Operating Subsidiary”), (B) provides the Company or any of its Subsidiaries the right or option to purchase the equity interests in any Operating Subsidiary, or (C) transfers economic benefits from any Operating Subsidiary to any other Subsidiary of the Company (the contracts and agreements described in (A), (B) and (C), together, the “VIE Agreements”);

(vii)       any Contract between the Company or any of its Subsidiaries, on the one hand, and any director, executive officer of the Company or any Person beneficially owning five percent or more of the Shares (or their respective Affiliates), on the other (other than any Rollover Stockholders or any of their Affiliates);

(viii)      Any Contract containing any “change of control” provision on the Company or any of its Subsidiaries; and

(ix)         all other Contracts, whether or not made in the ordinary course of business, which are material to the Company and its Subsidiaries as a whole, or the absence of which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          Each Material Contract constitutes the valid and legally binding obligation of the Company or its applicable Subsidiary and, to the Company’s knowledge, the other parties thereto, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and is in full force and effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its applicable Subsidiaries nor, to the Company’s knowledge, any other party thereto, is in breach or violation of, or default under, any Material Contract and no event has occurred or not occurred through the Company’s or its applicable Subsidiary’s action or inaction or, to the Company’s knowledge, the action or inaction of any third party, that, with or without due notice or lapse of time or both, would constitute a breach or violation of, or default under, any Material Contract.

(c)          The Company and its Subsidiaries have not received any written claim or notice of default, termination or cancellation under any such Material Contract.

SECTION 3.17         Insurance Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all insurance policies of the Company and its Subsidiaries relating to the business, assets or properties of the Company or its Subsidiaries are of the type and in amounts customarily carried by Persons of similar size as that of the Company conducting business similar to the Company in the PRC and in full force and effect, no notice of cancellation or modification has been received by the Company, and there is no existing default or event which, with or without due notice or lapse of time or both, would constitute a default, by any insured thereunder. The Company has no reason to believe that it or any of its Subsidiaries will not be able (a) to renew its existing insurance coverage as and when such policies expire or (b) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted at a reasonable cost.

SECTION 3.18         Transactions With Affiliates . None of the officers or directors of the Company or, to the knowledge of the Company, any individual in such Person’s immediate family is presently a party to any transaction with the Company or any of its Subsidiaries which would be required to be reported under Item 404 of Regulation S-K of the SEC (other than for services as employees, officers and directors), other than for (a) payment of salary or consulting fees for services rendered, (b) reimbursement for expenses incurred on behalf of the Company and (c) other employee benefits, including stock option agreements under any stock option plan of the Company.

SECTION 3.19         Takeover Statutes; Shareholder Rights Plan. (a)None of the requirements or restrictions of (i) the Nevada Combinations With Interested Stockholders law, NRS 78.411-78.444 or (ii) the Nevada Control Share Act, NRS 78.378-78.3793 (collectively, the “Takeover Statutes”) would apply to prevent the consummation of any of the Transactions, including the Merger.

(b)          The Company is not a party to a shareholder rights agreement, “poison pill” or similar agreement or plan.

SECTION 3.20         Brokers. No broker, finder or investment banker (other than the SC Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions based upon arrangements made by and on behalf of the Company or any of its Affiliates.

SECTION 3.21         No Other Representations and Warranties. Except for the representations and warranties contained in this Article III, none of the Company, its Affiliates or their Representatives makes any representation or warranty, express or implied, at law or in equity, with respect to the Company or its Subsidiaries or their businesses, assets or properties, or with respect to any other information provided to Parent, Merger Sub, their Affiliates or their Representatives in connection with the Transactions. For purposes of this Agreement, “Representatives” of a Person includes its officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources and other representatives.

Article IV

REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Except as set forth in the section of the disclosure schedule delivered by Parent to the Company on the date hereof (the “Parent Disclosure Schedule”) that corresponds to a specified section of this Article IV (it being agreed that disclosure of any item in any section of the Parent Disclosure Schedule shall be deemed disclosure with respect to any other section of the Parent Disclosure Schedule to which the relevance of such item is reasonably apparent on its face), Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

SECTION 4.1           Organization; Standing. Each of Parent and Merger Sub is a corporation duly incorporated or otherwise organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or organization and, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, has all requisite corporate power and authority to carry on its business as presently conducted. For purposes of this Agreement, “Parent Material Adverse Effect” means any fact, event, circumstance, change, condition or effect that, individually or in the aggregate with all other facts, events, circumstances, changes, conditions and effects, prevents or materially impedes, interferes with, hinders or delays on a timely basis the consummation by Parent or Merger Sub of the Transactions, including the Merger.

SECTION 4.2           Certificate of Incorporation, etc.. (a) Parent has heretofore furnished to the Company a complete and correct copy of the certificate of incorporation, memorandum and articles of association, or other equivalent organizational documents of Parent and the articles of incorporation and bylaws or other equivalent organizational documents of Merger Sub, each as amended to date. Such certificate of incorporation, memorandum, articles of incorporation and bylaws or other equivalent organizational documents are in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of its certificate of incorporation, memorandum and articles of association, articles of incorporation or bylaws or other equivalent organizational documents.

(b)          Each of Parent and Merger Sub was formed solely for the purpose of engaging in the Transactions. Except for obligations or liabilities incurred in connection with its formation and related to the Transactions and the transactions contemplated by this Agreement and the Buyer Group Contracts, each of Parent and Merger Sub has not engaged in any business activities or entered into any Contracts (other than this Agreement and the Buyer Group Contracts to which it is a party) prior to the date hereof and has no, and prior to the Effective Time, will have no obligations or liabilities with any Person.

SECTION 4.3           Authority Relative to This Agreement. (a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. No other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.4(b)). This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a valid, legal and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)          The Parent Board, the board of directors of Merger Sub, and Parent as the sole stockholder of Merger Sub, have duly and validly authorized the execution and delivery of this Agreement and the consummation of the Transactions, and taken all corporate actions required to be taken by the Parent Board, and by the board of directors of Merger Sub and by Parent as the sole stockholder of Merger Sub for the consummation of the Transactions.

SECTION 4.4           No Conflicts; Required Filings and Consents. (a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the organizational documents of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.4(b) have been obtained or taken, and all filings and obligations described in Section 4.4(b) have been made or satisfied, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with or without due notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Liens for purposes of the Financing) on any property or asset of Parent or Merger Sub pursuant to, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which do not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)          The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, on the part of Parent and Merger Sub, except (i) for compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, including, without limitation, joining of Parent and Merger Sub in the filing of the Schedule 13E-3, the filing with the SEC a Schedule 13D and its amendments, and the filing of the Proxy Statement, (ii) any filings or regulatory approval in connection with compliance with the rules and regulations of NASDAQ, (iii) for the filing of the Articles of Merger with the Nevada Secretary of State pursuant to the NRS, and (iv) where the failure to obtain or make, as applicable, any such consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.5           Financing; Equity Rollover. (a)(i) Parent has delivered to the Company a true, complete and correct copy of an executed equity commitment letter (the “Equity Commitment Letter”) pursuant to which Dr. Wanchun Hou and Mr. Qiang Li have committed, on a joint and several basis and subject to the terms and conditions set forth therein, to invest in Parent, the cash amount of $30,150,000 (“Equity Financing”), and (ii) the executed Contribution Agreement, pursuant to which, the Rollover Holders have committed, subject to the terms and conditions thereof, to contribute to Parent, immediately prior to the Closing, the number of Shares set forth therein and to consummate the Transactions.

(b)          The Equity Commitment Letter provides that (i) it may be enforced by the Company in accordance with Section 9.8 of this Agreement and (ii) the Company is a third-party beneficiary of the Equity Commitment Letter for such purpose. The Equity Commitment Letter is in full force and effect and constitutes legal, valid and binding obligations of the parties thereto (subject to the Bankruptcy and Equity Exception). As of the date hereof, none of Parent or Merger Sub has any knowledge of any occurrence which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub or Dr. Wanchun Hou or Mr. Qiang Li under the Equity Commitment Letter.

(c)          As of the date hereof, Parent does not have any reason to believe that any of the conditions to the Equity Financing will not be satisfied or that the Equity Financing will not be available to Parent or Merger Sub at the Effective Time. The Equity Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the Equity Financing available to Parent on the terms therein.

(d)          Except as disclosed in Section 4.5(d) of Parent Disclosure Schedule, there are no side letters or other Contracts or arrangements (whether written or oral) to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Equity Financing other than as expressly set forth in the Equity Commitment Letter.

(e)          At or immediately prior to the Closing, Parent and Merger Sub will have sufficient funds to pay (1) the aggregate Merger Consideration, (2) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions set forth herein and (3) all related fees and expenses associated therewith.

(f)          The Parties agree that it shall not be a condition to Closing for Parent or Merger Sub to obtain the Financing or the Alternative Financing.

SECTION 4.6           Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement will, in the case of the Schedule 13E-3, at the time such document is filed with the SEC, or at any time such document is amended or supplemented, or in the case of the Proxy Statement, on the date it or any amendment or supplement thereto is filed with the SEC or it is first mailed to the stockholders of the Company or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

SECTION 4.7           Ownership of Company Shares. Other than as a result of this Agreement and the Contribution Agreement, neither Parent nor Merger Sub beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company or any options, warrants or other rights to acquire any Shares or other securities of, or any other economic interest (through derivatives securities or otherwise) in the Company.

SECTION 4.8           Legal Proceedings. As of the date hereof, (i) there is no Proceeding pending or, to the knowledge of Parent or Merger Sub, threatened in writing against Parent, Merger Sub or any of their respective Affiliates, and (ii) there is no judicial judgment, ruling, order or decision outstanding against Parent, Merger Sub or any of their respective Affiliates, in each case, that would reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.9           Certain Arrangements. Except disclosed under this Agreement, as of the date hereof, there are no Contracts or arrangements (whether oral or written) (i) between Parent, Merger Sub or any of their Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any of the Company’s or its Subsidiaries’ directors, officers or stockholders, on the other hand, that relate in any way to the Transactions, or (ii) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

SECTION 4.10         Buyer Group Contracts. (a) Parent has delivered to the Company a true, correct and complete copy of each of the Buyer Group Contracts. As of the date hereof, other than the Buyer Group Contracts, there are no oral or written Contracts or arrangements relating to the Transactions between any two or more of the following Persons: Parent, Merger Sub, the Rollover Holders and/or any of their respective Affiliates. For purposes of this Agreement, “Buyer Group Contracts” means the (i) the Contribution Agreement, (ii) the Limited Guaranty and (iii) the Financing Documents.

(b)          The Limited Guaranty is in full force and effect and constitutes a legal, valid, binding and enforceable obligation of the parties thereto, subject to Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default under Such Limited Guaranty.

SECTION 4.11         No Reliance on Company Estimates. The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto, other than fraud in connection therewith; provided that, nothing contained in this Section shall be deemed to limit the representation and warranties of the Company set forth in Article III.

SECTION 4.12         Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by and on behalf of Parent or Merger Sub.

SECTION 4.13         No Other Representations and Warranties. Except for the representations and warranties contained in this Article IV, none of Parent, Merger Sub, their Affiliates or their Representatives makes any representation or warranty, express or implied, at law or in equity, with respect to Parent, Merger Sub or their businesses, assets or properties, or with respect to any other information provided to the Company, its Affiliates or their Representatives in connection with the Transactions.

Article V

COVENANTS RELATED TO CONDUCT OF BUSINESS

SECTION 5.1           Conduct of Business of the Company. Except as required by applicable Law or as expressly contemplated by this Agreement, during the period from the date hereof to the Effective Time, the Company will, and will cause each of its Subsidiaries to, conduct its operations in the ordinary course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, seek to preserve intact its current business organizations, seek to keep available the service of its current officers and employees and seek to preserve its relationships with customers, suppliers and others having business dealings with it to the end that goodwill and ongoing business shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, and except as required by applicable Law or as otherwise expressly provided in this Agreement or the Company Disclosure Schedule, prior to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed),

(a)          amend its articles of incorporation, bylaws or other similar organizational documents;

(b)          authorize for issuance, issue, sell, pledge, dispose of, transfer, deliver or agree or commit to issue, sell, pledge, dispose of, transfer or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any capital stock or any other securities convertible into or exchangeable for any capital stock or any equity equivalents (including, without limitation, any stock options or stock appreciation rights), except for the issuance of Shares as required to be issued upon exercise of Company Warrants outstanding on the date of this Agreement;

(c)          (i) split, combine, subdivide or reclassify any of its share capital; (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock; (iii) enter into any agreement with respect to the voting of its capital stock, (iv) make any other actual, constructive or deemed distribution in respect of any of its capital stock or otherwise make any payments to stockholders in their capacity as such; or (v) redeem, repurchase or otherwise acquire any of its capital stock or any share capital of any of its Subsidiaries, except (A) the withholding of Company’s securities to satisfy Tax obligations with respect to Company Warrants or (B) the acquisition by the Company of its securities in connection with the forfeiture of Company Warrants or (C) the acquisition by the Company of its securities in connection with the net exercise of Company Warrants in accordance with the terms thereof;

(d)          adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

(e)          alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any of its Subsidiaries;

(f)          alter or waive any terms of any Company Warrants;

(g)          (i) incur, modify, renew or assume any long-term or short-term debt or issue any debt securities in excess of US$1,000,000 in the aggregate, except for borrowings under existing lines of credit in the ordinary course of business; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person in excess of US$1,000,000 in the aggregate, except in the ordinary course of business, and except for guarantees of obligations of Wholly Owned Subsidiaries of the Company; (iii) make any loans, advances or capital contributions to, or investments in, any other Person (other than to Wholly Owned Subsidiaries of the Company) in excess of US1,000,000 in the aggregate; or (iv) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any Lien thereupon, in each case in excess of US$1,000,000 in the aggregate;

(h)          except as may be required by Law or under any plan, arrangement or agreement existing on the date hereof, (i) enter into, adopt, amend or extend any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, labor, collective bargaining, employment or other employee benefit agreement, trust, plan, fund, award or other arrangement for the benefit or welfare of any Employee of the Company or any of its Subsidiaries in any manner except for employment agreements with employees in the ordinary course of business and consistent with past practice, (ii) except as required by applicable Law or under any plan, arrangement or agreement existing on the date hereof, increase in any material manner the compensation or fringe benefits of any Employee of the Company or any of its Subsidiaries, or pay any benefit not required by any plan, arrangement or agreement as in effect as of the date hereof (including, without limitation, the granting of stock appreciation rights or performance units), or (iii) forgive any material loans to any Employee of the Company or any of its Subsidiaries;

(i)          other than procurement and acquisition associated with the project disclosed in Section 5.1(i) of the Company Disclosure Schedule, acquire, sell, lease or dispose of any assets in excess of US$200,000 in the aggregate, in any transaction or related series of transactions;

(j)          make any changes with respect to any accounting policies or procedures, except as required by changes in GAAP or applicable Law;

(k)          (i) acquire (by merger, consolidation, or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any equity interest therein in excess of US$1,000,000 in the aggregate; or, (ii) other than capital expenditure associated with the project disclosed in Section 5.1(i) of the Company Disclosure Schedule, authorize any new capital expenditure or expenditures except as budgeted in the Company’s current plan approved by the Company Board that was made available to Parent which in the aggregate are in excess of US$1,000,000;

(l)          make, change or revoke any material election with respect to its Taxes, file any material amended Tax Return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, settle or compromise any Tax liability, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes, or change (or make a request to any taxing authority to change) any material aspect of its method of accounting for Tax purposes;

(m)          pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice of liabilities reflected or reserved against in the Company’s consolidated balance sheet as of December 31, 2012 (or the notes thereto) as included in the Company SEC Reports, or incurred subsequent to such date in the ordinary course of business consistent with past practice;

(n)          Settle or compromise any pending or threatened Proceeding relating to the Transactions;

(o)          (i) cancel, materially modify, terminate or grant a waiver of any rights under any Material Contract (except for any modification or amendment that is beneficial to the Company), (ii) enter into a new Contract that would be a Material Contract if in existence as of the date of this Agreement, or (iii) waive, release, cancel, convey or otherwise assign any material rights or claims under any such Material Contract or new Contract;

(p)          enter into any material new line of business, other than in the ordinary course of business if such new line of business is related to, and a reasonable expansion of, the Company’s or its Subsidiaries’ business that is conducted as of the date of this Agreement;

(q)          fail to make any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder within the required timeframe taking into account any permissible extension; or

(r)          take, propose to take, or agree to take, any of the actions described in Section 5.1(a) through 5.1(q).

SECTION 5.2           Conduct of Business Prior to the Effective Time. Except as expressly contemplated by or permitted by this Agreement or the Buyer Group Contracts or with the written consent of the Company, during the period from the date of this Agreement to the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article VIII, neither Parent nor Merger Sub shall, and Parent shall cause Merger Sub not to engage in any business activity or operations other than for the purposes of consummation of the Transactions.

SECTION 5.3           No Control of the Company’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Article VI

ADDITIONAL AGREEMENTS

SECTION 6.1           Preparation of the Proxy Statement and the Schedule 13E-3.(a)Subject to Section 6.8, the Company, with the assistance and cooperation of Parent and Merger Sub, shall prepare and cause to be filed with the SEC the Proxy Statement as promptly as reasonably practicable following the date hereof.

(b)          Concurrently with the preparation of the Proxy Statement, the Company and Parent shall jointly prepare and caused to be filed with the SEC the Schedule 13E-3 as promptly as reasonably practicable following the date hereof.

(c)          Each of the Company and Parent shall, and shall cause its Subsidiaries and Representatives to, provide such information specifically for inclusion or incorporation by reference in the Proxy Statement and the Schedule 13E-3 as may be necessary or appropriate so that, at the date it is first mailed to the Company’s stockholders and at the time of the Company Stockholders Meeting or filed with the SEC, as applicable, the Proxy Statement and the Schedule 13E-3 will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any information relating to Parent or the Company or any of their respective Subsidiaries, officers or directors should become known to Parent or the Company which should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3, so that any of such documents would not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company.

(d)          The Company agrees to promptly (i) notify Parent of the receipt of any comments from the SEC with respect to the Proxy Statement or the Schedule 13E-3 and of any request by the SEC for amendments of, or supplements to, the Proxy Statement or the Schedule 13E-3, and (ii) provide Parent with copies of all correspondence between such Party and the SEC with respect to the Proxy Statement and the Schedule 13E-3 as promptly as practicable after receipt thereof. Prior to filing or mailing the Proxy Statement and the Schedule 13E-3 (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent a reasonable opportunity to review and comment on such document or response, and (ii) shall reflect in such document or response comments reasonably proposed by Parent. Each of the Company and Parent shall use its reasonable best efforts to resolve all comments from the SEC with respect to the Proxy Statement and the Schedule 13E-3 as promptly as reasonably practicable. Each of the Parties shall use its reasonable best efforts so that the Proxy Statement and the Schedule 13E-3 will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing or anything else herein to the contrary, and subject to compliance with the terms of Section 6.4, in connection with any disclosure regarding a Change of Recommendation, the Company shall not be required to provide Parent or Merger Sub the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) the Schedule 13E-3 or the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC, with respect to such disclosure.

SECTION 6.2           Company Stockholders Meeting. (a) Subject to Section 6.4, the Company shall (i) cause a meeting of its stockholders for purpose of considering and taking action upon this Agreement (the “Company Stockholders Meeting”) to be duly called, noticed and held as soon as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and the Proxy Statement, (ii) establish a record date (the “Record Date”) for determining stockholders of the Company entitled to notice of and vote at the Company Stockholders Meeting, and (iii) mail or cause to be mailed (and in any event within five (5) Business Days following such confirmation by the SEC) the Proxy Statement to its stockholders as of the Record Date and, if necessary in order to comply with applicable Laws, after the Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, re-solicit proxies. Without the consent of Parent (which consent shall not be unreasonably withheld), adoption of this Agreement shall be the only matter (other than procedural matters) that shall be proposed to be acted upon by the stockholders of the Company at the Company Stockholders Meeting.

(b)          Once the Company has established the Record Date, the Company shall not change such Record Date or establish a different record date for the Company Stockholders Meeting without the prior written consent of Parent (such consent shall not be unreasonably withheld), unless required to do so by applicable Law or the Company Charter Documents. In the event that the date of the Company Stockholders Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that unless Parent shall have otherwise approved in writing (such consent shall not be unreasonably withheld), it shall implement such adjournment or postponement or other delay in such a way that the Company does not establish a new Record Date for the Company Stockholders Meeting, as so adjourned, postponed or delayed, except as required by applicable Law or the Company Charter Documents.

(c)          Subject to Section 6.4, the Company Board shall make the Company Board Recommendation (as hereinafter defined) and shall take all actions reasonably necessary in accordance with applicable Law and the Company Charter Documents, to solicit the Stockholder Approval. Upon reasonable request of Parent, the Company shall use its reasonable best efforts to advise Parent as to the aggregate tally of the proxies received by the Company with respect to the Stockholder Approval. Except as permitted by Section 6.4, the Company Board shall not withdraw, amend or modify in a manner adverse to Parent such recommendation (or announce publicly its intention to do so).

(d)          For the avoidance of doubt, the Company may postpone or adjourn the Company Stockholders Meeting, (i) with the consent of Parent, which consent shall not be unreasonably withheld; (ii) if at the time the Company Stockholders Meeting is held there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to transact business at the Company Stockholders Meeting; or (iii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside counsel is necessary or advisable under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholders Meeting.

SECTION 6.3           Access to Information. (a) From the date hereof until the earlier of the Effective Time and the date on which this Agreement is terminated pursuant to Article VIII and subject to applicable Law, upon reasonable advance notice from Parent, the Company shall, and shall cause its Subsidiaries to, (i) provide to Parent and Parent’s Representatives reasonable access during normal business hours to the offices, properties, books and records of the Company and its Subsidiaries, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such Persons may reasonably request, and (iii) instruct its Representatives to reasonably cooperate with Parent and its Representatives in its investigation; provided, that no investigation pursuant to this Section 6.3(a) shall affect or be deemed to modify any of the representations or warranties made by the Company. Neither the Company, nor any of its Subsidiaries shall be required to provide access to or to disclose any information where, and only to the extent, such access or disclosure would (i) result in the loss of the attorney-client or other legal privilege of the Company or any of its Subsidiaries; (ii) contravene any applicable Law or requirements of Governmental Entities; or (iii) violate binding agreement entered into prior to the date of this Agreement; provided, however, that at the reasonable request of Parent, the Company shall use its reasonable best efforts to obtain waiver from the party to such binding agreement.

(b)          All information obtained by Parent pursuant to this Section 6.3 shall be kept confidential in accordance with Section 9.11 (Confidentiality).Parent shall be responsible for any unauthorized disclosure of any such information provided or made available pursuant to this Section 6.3 by its Representatives.

SECTION 6.4           No Solicitation; Change of Recommendation. (a)The Company will not, nor will it permit any of its Subsidiaries to, nor will it authorize or permit any Representative of the Company or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage the submission of any proposal or offer that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to the Company or any of its Subsidiaries, or take any other action to facilitate, any Acquisition Proposal, or (iii) enter into any letter of intent, agreement or agreement in principle with respect to an Acquisition Proposal. Immediately after the execution and delivery of this Agreement, the Company will, and will cause its Subsidiaries and Affiliates and their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any possible Acquisition Proposal, shall promptly cause to be returned or destroyed all confidential information provided by or on behalf of the Company or any of its Subsidiaries to such Person, and shall notify each such Person and its Representatives that the Company Board no longer seeks or requests the making of any Acquisition Proposal, and withdraws any consent theretofore given to the making of an Acquisition Proposal.

(b)          Notwithstanding anything in Section 6.4(a) to the contrary, prior to the time the Stockholder Approval is obtained, but not after, if the Company receives an unsolicited bona fide written Acquisition Proposal from any Person that did not result from a breach by the Company of this Section 6.4 and that has not been withdrawn, (i) the Company and its Representatives may contact such Person to clarify the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal and (ii) if the Company Board has determined, in its good faith judgment, upon the recommendation of the Special Committee (after consultation with an independent financial advisor and independent legal counsel), that such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal, then the Company and its Representatives may (x) furnish information (including non-public information) with respect to the Company to the Person who has made such Acquisition Proposal and (y) engage in or otherwise participate in discussions or negotiations (including, as a part thereof, making counterproposals) with the Person making such Acquisition Proposal; provided, that the Company shall (1) notify Parent of any Acquisition Proposal (including, without limitation, all material terms and conditions thereof and the identity of the Person making it) as promptly as practicable (but in no case later than 72 hours) after its receipt thereof, and shall provide Parent with a copy of any written Acquisition Proposal or amendments or supplements thereto, and shall thereafter inform Parent on a reasonably current basis of the status of any inquiries, discussions or negotiations with such third party, and any material changes to the terms and conditions of such Acquisition Proposal, (2) provide notice to Parent of its intent to furnish information or enter into discussions with such Person prior to taking any such action, (3) obtain from such Person an executed confidentiality agreement (a copy of which shall be promptly delivered to Parent following its execution for informational purposes only) containing terms at least as restrictive with respect to such Person as the terms contained in Section 9.11 are with respect to Parent and containing standstill obligations of such Person in reasonably customary form (it being understood that such confidentiality agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such Person or having the effect of prohibiting the Company from satisfying its obligations under this Agreement) and (4) concurrently give Parent a copy of any information delivered to such Person that was not previously provided to Parent. The Company shall not, and shall cause its Subsidiaries not to, enter into any Contract with any Person subsequent to the date hereof that would restrict the Company’s ability to provide such information to Parent, and neither the Company nor any of its Subsidiaries is currently party to any agreement that prohibits the Company from providing the information described in this Section 6.4(b) to Parent.

(c)          Except as expressly permitted by this Section 6.4, neither the Company Board nor any committee thereof shall (i) (A) fail to make the Company Board Recommendation or fail to include the Company Board Recommendation in the Proxy Statement, (B) withhold, withdraw, qualify or modify, or propose to withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (C) adopt, approve or recommend, or propose to adopt, approve or recommend, to the stockholders of the Company any Acquisition Proposal, (D) fail to recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Acquisition Proposal or (E) resolve or publicly announce its intention to do any of the foregoing clauses (A) through (D) (any action described in this clause (i), a “Change of Recommendation”), or (ii) authorize, cause or permit the Company or any Subsidiary of the Company to enter into any letter of intent, agreement in principle, acquisition agreement, merger agreement or similar agreement relating to any Acquisition Proposal (each, an “Alternative Acquisition Agreement”).

(d)          Notwithstanding anything in this Section 6.4 to the contrary, prior to the time the Stockholder Approval is obtained, but not after, if the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee (upon advice by independent legal counsel), that failure to make a Change of Recommendation, terminate this Agreement pursuant to Section 8.3(b) and enter into an Alternative Acquisition Agreement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, the Company Board may, upon the recommendation of the Special Committee (after consultation with an independent financial advisor and independent legal counsel), effect a Change of Recommendation and authorize the Company to terminate this Agreement pursuant to Section 8.3(b) to enter into an Alternative Acquisition Agreement; provided, that (i) any such action is in response to the receipt of an Acquisition Proposal that the Company Board has determined, in its good faith judgment upon the recommendation of the Special Committee (after consultation with an independent financial advisor and independent legal counsel), constitutes or would reasonably be expected to constitute a Superior Proposal and the Company shall not have violated the requirements of this Section 6.4 with respect to such Acquisition Proposal; (ii) the Company has (A) provided at least five (5) Business Days’ (the “Negotiation Period”) prior written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal (which notice shall include the material terms and conditions of the Superior Proposal and identify the person making such Superior Proposal and any financing materials related thereto (if any)) and indicating that the Company Board intends to effect a Change of Recommendation and authorize the Company to terminate this Agreement pursuant to Section 8.3(b) to enter into an Alternative Acquisition Agreement, (B) during the Negotiation Period, the Company has negotiated with, and caused its Representatives to negotiate with, Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and/or the terms of the Financing Documents, so that such Acquisition Proposal would cease to constitute a Superior Proposal, and (C) during the Negotiation Period, the Company has permitted Parent and its Representatives to make a presentation to the Company Board and the Special Committee regarding this Agreement and the Financing Documents and any adjustments with respect thereto (to the extent Parent desires to make such presentation); provided, that any material modifications to such Acquisition Proposal determined to be a Superior Proposal shall require a new Notice of Superior Proposal of the terms of such amended Superior Proposal from the Company and an additional Negotiation Period which should be a three (3) Business Day period rather than the five (5) Business Day period described above; (iii) following the end of the Negotiation Period (or any additional Negotiation Period, if applicable), the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee (after consultation with an independent financial advisor and independent legal counsel), that the Acquisition Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal and that failure to make a Change of Recommendation and terminate this Agreement pursuant to Section 8.3(b) to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; and (iv) following the satisfaction of each of the foregoing requirements and prior to or substantially concurrent with the Company’s termination of this Agreement pursuant to Section 8.3(b), the Company enters into an Alternative Acquisition Agreement with respect to such Superior Proposal.

(e)          Notwithstanding anything in this Section 6.4 to the contrary, prior to the time the Stockholder Approval is obtained, but not after, if the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee (after consultation with independent legal counsel), other than in response to or in connection with an Acquisition Proposal, that failure to make a Change of Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, the Company Board may, upon the recommendation of the Special Committee (after consultation with an independent financial advisor and independent legal counsel), effect a Change of Recommendation and terminate this Agreement pursuant to Section 8.3(c); provided, that (i) the Company has (A) provided Parent at least five (5) Business Days’ prior written notice indicating that the Company Board intends to effect a Change of Recommendation and terminate this Agreement pursuant to Section 8.3(c), which notice shall specify in detail the basis for such Change of Recommendation and the manner in which it intends (or may intend) to do so, (B) the Company has negotiated with, and caused its Representatives to negotiate with, Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and/or the terms of the Financing Documents in such a manner that would obviate the need for taking such action, and (C) the Company has permitted Parent and its Representatives to make a presentation to the Company Board and the Special Committee regarding this Agreement and the Financing Documents and any adjustments with respect thereto (to the extent Parent desires to make such presentation); and (ii) following the end of such five (5)-Business Day period, the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee (after consultation with an independent financial advisor and independent legal counsel), that such adjustments proposed by Parent pursuant to the foregoing clauses (B) and (C) would not obviate the need for a Change of Recommendation and terminate this Agreement pursuant to Section 8.3(c).

(f)          Nothing contained in this Section 6.4 shall be deemed to prohibit the Company from complying with its disclosure obligations under federal or state Laws of the U.S., or other applicable Laws, with regard to an Acquisition Proposal; provided, that making such disclosure shall not in any way limit or modify the effect, if any, that any such action has under this Section 6.4; provided, further, that if such disclosure includes a Change of Recommendation or has the substantive effect of a Change of Recommendation, Parent shall have the right to terminate this Agreement as set forth in Section 8.4(b) (it being understood that a statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) under the Exchange Act, shall not be deemed a Change of Recommendation).

(g)          For purposes of this Agreement, an “Acquisition Proposal” means any proposal or offer by any Person (other than Parent and its Affiliates) regarding any of the following: (i) a merger, reorganization, consolidation, business combination or other similar transaction involving the Company (or any of its Subsidiaries whose business constitutes 15% or more of the net revenue, net income, or fair market value of the assets of the Company and its Subsidiaries, taken as a whole); (ii) any sale, lease, license, exchange, transfer, other disposition, or joint venture, that would result in any Person (other than Parent and its Affiliates) acquiring assets or business of the Company and its Subsidiaries that constitute or represent 15% or more of the net revenue, net income, or fair market value of the assets of the Company and its Subsidiaries, taken as a whole; (iii) any sale, exchange, transfer or other disposition of 15% or more of any class of equity securities of the Company; (iv) any tender offer or exchange offer that, if consummated, would result in any Person (other than Parent and its Affiliates) beneficially owning 15% or more of any class of equity securities of the Company; a “Superior Proposal” means an unsolicited, written Acquisition Proposal that the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee (after consultation with an independent financial advisor and independent legal counsel), to be (i) more favorable, including from a financial point of view, to the Company and the Company’s stockholders (other than the Rollover Holders) than the Transactions (including any revisions to the terms of this Agreement made or proposed in writing by Parent pursuant to Section 6.4(d) or otherwise prior to the time of determination), and (ii) reasonably likely to be consummated in accordance with its terms, taking into consideration, among other things, financial, legal, regulatory, breakup or termination fee and expense reimbursement provisions; provided, that, for purposes of the definition of “Superior Proposal”, each reference to “15%” in the definition of “Acquisition Proposal” shall be replaced with “50%”.

SECTION 6.5           Reasonable Best Efforts.(a)Upon the terms and subject to the conditions of this Agreement, each Party shall (i) make promptly its respective filings, and thereafter make any other required submissions, with each relevant Governmental Entity with jurisdiction over enforcement of any applicable Laws with respect to the Transactions, and coordinate and cooperate fully with the other Parties in exchanging such information and providing such assistance as the other Parties may reasonably request in connection therewith (including, without limitation, (x) notifying the other Parties promptly of any communication (whether verbal or written) it or any of its Affiliates receives from any Governmental Entity in connection with such filings or submissions, (y) permitting the other Parties to review in advance, and consulting with the other Parties on, any proposed filing, submission or communication (whether verbal or written) by such Party to any Governmental Entity, and (z) giving the other Parties the opportunity to attend and participate at any meeting with any Governmental Entity in respect of any filing, investigation or other inquiry); and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions by no later than the End Date, including, without limitation, employing such resources as are necessary to obtain the regulatory approvals. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, each Party shall cause its respective proper officers and directors to use their reasonable best efforts to take all such action.

(b)          Each Party shall, upon request by any other Party, furnish such other Party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Transactions.

(c)          Each Party agrees to cooperate and use its reasonable best efforts to vigorously contest and resist any Proceeding, and to have vacated, lifted, reversed or overturned any order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal.

SECTION 6.6           Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Thereafter, and subject to the provisions of Section 6.4, each of Parent and the Company will consult with one another before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to the Transactions, including the Merger and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law, applicable fiduciary duties or by any applicable listing agreement with or rules of a national securities exchange or interdealer quotation service or by the request of any Governmental Entity, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation.

SECTION 6.7           Indemnification.(a) Parent agrees that from and after the Effective Time, it shall, and it shall cause the Surviving Corporation to, indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or any of its Subsidiaries (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any actual or threatened Proceeding, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director or officer of the Company or its Subsidiaries at or prior to the Effective Time, or matters existing or occurring at or prior to the Effective Time in connection with (i) the adoption or approval of this Agreement or the Transactions, including the Merger, or arising out of, in connection with or relating to the Transactions and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party to the fullest extent permitted by applicable Law. The articles of incorporation or bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors, officers or employees of the Company as those contained in the Company Charter Documents as in effect on the date hereof, except to the extent prohibited by the applicable Law, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by applicable Law.

(b)          Parent or the Surviving Corporation shall have the right, but not the obligation, to assume and control the defense of any threatened or actual Proceeding relating to any acts or omissions covered under this Section 6.7 unless there is a conflict of interest between Parent and the Surviving Corporation, on the one hand, and the Indemnified Party, on the other (for the avoidance of doubt, conflict of interest shall be deemed to exist in the event of any threatened or actual Proceeding relating to the Transactions); provided, that none of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any such Proceeding for which indemnification has been sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent. Each of Parent, the Surviving Corporation and the Indemnified Parties shall cooperate in the defense of any Proceeding and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c)          If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.7.

(d)          The provisions of this Section 6.7 shall survive the consummation of the Merger and shall be binding, jointly and severally, on all successors and assigns of Parent, the Surviving Corporation and its Subsidiaries (as the case may be) and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and Representatives, each of which shall be a third party beneficiary of the provisions of this Section 6.7.

SECTION 6.8           Notification of Certain Matters. Upon obtaining knowledge of any of the following, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence, or non-occurrence, of any event which would reasonably be expected to cause any condition to the obligation of any Party to effect the Transactions not to be satisfied, (ii) any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement which would reasonably be expected to cause any condition to the obligation of any Party to effect the Transactions not to be satisfied; (iii) any written notice or other written communication from any Governmental Entity in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions and (iv) any Proceeding commenced or, to the Company’s knowledge or Parent’ knowledge, as the case may be, threatened in writing, relating to or involving or otherwise affecting it or any of its Subsidiaries and Affiliates which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Article III or Article IV, as applicable, or which relates to the consummation of the Transactions; provided that the delivery of any notice pursuant to this Section 6.8 (Notification of Certain Matters) shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

SECTION 6.9           Fees and Expenses. Subject to Section 8.5, whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement, and the Transactions shall be paid by the Party incurring such Expenses. For purposes of this Agreement, “Expenses” includes all out-of-pocket fees and expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers and other financial institutions, experts, financing sources and consultants to a Party and its Affiliates) incurred or accrued by a Party or on its behalf in connection with, or related to, the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing and filing of the Proxy Statement and the Schedule 13E-3 and the mailing of the Proxy Statement, the solicitation of Stockholder Approval, the filing of any required notices under applicable Law and all other matters related to the closing of the Transactions. For the avoidance of doubt, the Expenses of Parent or Merger Sub shall include all fees and expenses incurred or accrued by Parent or Merger Sub in connection with the Financing.

SECTION 6.10         Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

SECTION 6.11         Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other Transactions, the Parties shall use their reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such Takeover Statute or provision in the Company Charter Documents on the Merger and the other Transactions.

SECTION 6.12         Resignations. To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company and the Subsidiaries designated by Parent.

SECTION 6.13         Participation in Litigation. Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Proceedings commenced or, to the Company’s knowledge on the one hand and Parent’s knowledge on the other hand, threatened against such Party which relate to this Agreement and the Transactions. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the Transactions, and no such litigation shall be settled without Parent’s prior written consent.

SECTION 6.14         Financing. (a) Each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to (i) satisfy, or cause its Representatives to satisfy, on a timely basis all conditions in the Equity Commitment Letter and the Alternative Financing Documents (if applicable, and together with the Equity Commitment Letter, the “Financing Documents”), (ii) cause the Equity Financing and Alternative Financing (if applicable, and together with the Equity Financing, the “Financing”) to be funded at or prior to the Closing, and (iii) draw upon and consummate the Financing at or prior to the Closing. Neither Parent nor Merger Sub shall agree to or permit any amendments or modifications to, or grant any waivers of, any condition or other provision under the Financing Documents and the Contribution Agreement without the prior written consent of the Company .

(b)          Parent and Merger Sub shall cause Dr. Wanchun Hou and Mr. Qiang Li to deposit in cash an amount equal to the Equity Financing (the “Escrow Amount”) into a designated interest-bearing escrow account (the “Escrow Account”) with a bank reasonably acceptable to the Company to act as escrow agent hereunder (the “Escrow Agent”) within two (2) months after the date hereof, pursuant to an escrow agreement in a form reasonably satisfactory to Parent and the Company (the “Escrow Agreement”). Pursuant to the Escrow Agreement, the Escrow Amount shall be held in the Escrow Account jointly controlled by the Company, Parent, Dr. Wanchun Hou and Mr. Qiang Li until the earlier of the Closing Date and the date on which this Agreement is validly terminated in accordance with Article XIII, and the Escrow Amount shall be applied as follows:

(i)          on the Closing Date and at or prior to the Effective Time, the Escrow Amount shall be used to fund the Equity Financing pursuant to the terms and conditions of the Equity Commitment Letter and released into the account of the Exchange Agent for the benefit of the holders of Shares in accordance with Section 2.2; or

(ii)         on the date on which this Agreement is validly terminated in accordance with Article XIII, the Escrow Amount, after deduction of any amounts payable by (A) Parent to the Company under this Agreement in respect of the Parent Termination Fee and (B) the Guarantors to the Company under the Limited Guaranty, shall be released to the Parent into an account designated by Parent.

(c)          In the event that any portion of the Financing becomes unavailable in the manner or from the sources contemplated in the Financing Documents despite Parent’s reasonable best efforts to obtain the Financing, (i) Parent shall promptly notify the Company, and (ii) Parent shall use its reasonable best efforts to arrange to obtain any such portion of the Financing from the same or alternative sources, on terms that are not materially less favorable in the aggregate to Parent (as determined in the reasonable judgment of Parent), in an amount sufficient, when added to the portion of the Financing that is available, to consummate the Transactions, including the Merger (the “Alternative Financing”), as promptly as practicable following the occurrence of such event (and in any event no later than five (5) Business Days prior to the End Date), including entering into definitive agreements with respect thereto (the “Alternative Financing Documents”). Parent shall keep the Company informed on a reasonably current basis of the status of Parent’s efforts to arrange any Alternative Financing. Parent shall deliver to the Company as promptly as practicable after the execution of such Alternative Financing Documents, true and complete copies of all such Alternative Financing Documents.

SECTION 6.15         Actions Taken at Direction of Chairman and CEO; Knowledge of Chairman and CEO. It is agreed that Parent shall not have any right to (a) terminate this Agreement under Section 8.4(a) or (b) claim any damages (including the Company Termination Fee) or seek any other remedy at law or in equity, in each case for any breach or inaccuracy in any representation or warranty made by the Company in Article III or any covenant or agreement of the Company hereunder to the extent (i) Dr. Wanchun Hou or Mr. Qiang Li had knowledge as of the date of this Agreement of such breach or inaccuracy in such representations or warranties, or (ii) if such breach or alleged breach is the proximate result of action or inaction by the Company at the direction, request or written consent of Dr. Wanchun Hou or Mr. Qiang Li without the approval of the Company Board (acting with the concurrence of the Special Committee) or the Special Committee.

Article VII

CONDITIONS TO CONSUMMATION OF THE MERGER

SECTION 7.1           Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to consummate the Merger are subject to the fulfillment at or prior to the Effective Time of each of the following conditions, any or all of which (other than the condition set forth in Section 7.1(a)) may be waived in whole or in part by the Party being benefited thereby, to the extent permitted by applicable Law:

(a)          Stockholder Approval. The Stockholder Approval shall have been obtained; and

(b)          No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other Law preventing or making illegal the consummation of the Merger or the other Transactions shall be in effect (collectively, a “Restraint”).

SECTION 7.2           Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to consummate the Merger is also subject to the satisfaction, or waiver (to the extent permissible under applicable Law) by Parent, at or prior to the Effective Time, of the following conditions:

(a)          Representations and Warranties. The representations and warranties of the Company (i) set forth in Sections 3.1 (Organization and Qualification; Subsidiaries), 3.2 (Capitalization of the Company and Its Subsidiaries), and 3.3 (Authority Relative to This Agreement; Fairness) shall be true and correct in all respects (except, with respect to the representations and warranties set forth in Section 3.2, for such inaccuracies as are de minimis) as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (except with respect to the representations and warranties made as of a specified date, only as of the specified date), and (ii) set forth in this Agreement (other than those Sections specifically identified in clause (i) and without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” set forth therein) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except with respect to the representations and warranties made as of a specified date, only as of the specified date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not constitute a Company Material Adverse Effect.

(b)          Agreements and Covenants. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c)          No Material Adverse Effect. Since the date hereof, there shall not have occurred any Company Material Adverse Effect.

(d)          Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the fulfillment of the conditions specified in Sections 7.2(a) through 7.2(c).

SECTION 7.3           Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is also subject to the satisfaction or waiver (to the extent permissible under applicable Law) by the Company, at or prior to the Effective Time, of the following conditions:

(a)          Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement (without giving effect to any qualification as to “materiality” or “Parent Material Adverse Effect” set forth therein) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except with respect to the representations and warranties made as of a specified date, only as of the specified date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not constitute a Parent Material Adverse Effect.

(b)          Agreements and Covenants. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c)          Officer Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by a designated director of Parent, certifying as to the fulfillment of the conditions specified in Sections 7.3(a) and 7.3(b).

SECTION 7.4           Frustration of Closing Conditions. Prior to the End Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

Article VIII

TERMINATION; AMENDMENT; WAIVER

SECTION 8.1           Termination by Mutual Agreement. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of Stockholder Approval, by mutual written consent of the Company and Parent by action of their respective boards of directors (in the case of the Company, acting upon the recommendation of the Special Committee).

SECTION 8.2           Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of Stockholder Approval, by action of the Company Board or Parent Board (in the case of the Company Board, acting upon the recommendation of the Special Committee) if:

(a)          the Merger shall not have been consummated by December 10, 2014 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.2(a) shall not be available to a Party whose failure to fulfill any obligation under this Agreement has been the primary cause of, primarily resulted in, or materially contributed to the failure of the Closing to occur on or before the End Date;

(b)          the Stockholder Approval shall not have been obtained at the Company Stockholders Meeting or at any adjournment or postponement thereof; or

(c)          any Restraint having the effect set forth in Section 7.1(b) hereof shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(c) shall not be available to any Party who initiated a Restraint or whose failure to fulfill any obligation under this Agreement has been the primary cause of, primarily resulted in, or materially contributed to the issuance of such final, non-appealable Restraint.

SECTION 8.3           Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Company Board (upon the recommendation of the Special Committee) if:

(a)          the representations and warranties of Parent or Merger Sub shall not be true and correct or Parent or Merger Sub shall have breached or failed to perform any of their covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (i) has given rise to or would give rise to the failure of a condition set forth in Section 7.1 or 7.3 and (ii) cannot be cured by the End Date, or if capable of being cured, shall not have been cured within thirty (30) days following receipt by Parent or Merger Sub, as applicable, of written notice of such breach or failure to perform from the Company (or, if the End Date is less than thirty (30) days from the date of receipt of such notice, by the End Date); provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3(a) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 7.1 or 7.2 not being satisfied;

(b)          prior to obtaining the Stockholder Approval, but not after, the Company Board has effected a Change of Recommendation and authorized the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in compliance with Section 6.4(d); provided, that (i) the Company substantially concurrently with, or immediately prior to, the termination of this Agreement enters into such Alternative Acquisition Agreement, and (ii) the Company has complied with its obligations under Section 8.5(b) and pays in full the Company Termination Fee prior to or substantially concurrently with taking any action pursuant to this Section 8.3(b);

(c)          prior to obtaining the Stockholder Approval, but not after, the Company Board has effected a Change of Recommendation and authorized the termination of this Agreement pursuant to Section 6.4(e); provided, that immediately prior to or substantially concurrently with such termination the Company pays to Parent in immediately available funds the Company Termination Fee required to be paid pursuant to Section 8.5(b);

(d)          failure of Parent to cause Dr. Wanchun Hou and Mr. Qiang Li to deposit the amount equivalent to the Equity Financing into the Escrow Account within two (2) months after the date hereof in accordance with Section 6.14(b); provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3(d) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 7.1 or 7.2 not being satisfied; or

(e)          (i) all of the conditions set forth in Sections 7.1 and 7.2 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing but subject to their satisfaction or waiver by the Party having the benefit thereof) have been satisfied, (ii) the Company has irrevocably confirmed by written notice to Parent that all conditions set forth in Section 7.3 have been satisfied or that it is willing to waive any unsatisfied conditions in Section 7.3 and (iii) the Merger shall not have been consummated within five (5) Business Days after the delivery of such notice.

SECTION 8.4           Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent if:

(a)          Subject to Section 6.15, the representations and warranties of the Company shall not be true and correct or the Company shall have breached or failed to perform any of its covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (i) has given rise to or would give rise to the failure of a condition set forth in Section 7.1 or 7.2 and (ii) cannot be cured by the End Date, or if capable of being cured, shall not have been cured within thirty (30) days following receipt by the Company of written notice of such breach or failure to perform from Parent (or, if the End Date is less than thirty (30) days from the date of receipt of such notice, by the End Date); provided, that neither Parent nor Merger Sub shall have the right to terminate this Agreement pursuant to this Section 8.4(a) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 7.1 or 7.3 not being satisfied; or

(b)          (i) The Company Board, whether or not permitted to do so by this Agreement, shall have (i) effected a Change of Recommendation; or (ii) authorized the Company to enter into an Alternative Acquisition Agreement.

SECTION 8.5           Effect of Termination and Abandonment. (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, written notice thereof shall be given to the other Parties, specifying the provision or provisions hereof pursuant to which such termination shall have been made, and this Agreement shall become void and of no effect with no liability on the part of any Party (or of any of its Subsidiaries or their respective Representatives), except (i) with respect of this Section 8.5 and Sections 6.3(b) (Parent and Merger Sub’s Confidentiality Obligation), 6.6 (Public Announcement), 6.9 (Fees and Expenses) and Article IX (Miscellaneous) which shall remain in full force and effect and (ii) subject to Section 8.5(e), nothing in this Section 8.5(a) shall relieve any Party from liability for any willful, or intentional breach of, or fraud in connection with this Agreement.

(b)          In the event that (i) this Agreement is terminated by Parent pursuant to Section 8.4(a) or Section 8.4(b), (ii) this Agreement is terminated by the Company pursuant to Section 8.3(b) or 8.3(c), or (iii) if (A) an Acquisition Proposal shall have been made, proposed or communicated (and not withdrawn) after the date hereof and prior to the Company Stockholders Meeting (or prior to the termination of this Agreement if there has been no Company Stockholders Meeting), (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 8.2(a) or Section 8.2(b), and (C) at any time prior to the date that is 12 months after the date of such termination, (x) the Company enters into any definitive acquisition agreement providing for an Acquisition Proposal, or (y) an Acquisition Proposal is consummated (in each case of the foregoing clauses (x) and (y), whether or not the Acquisition Proposal was the same Acquisition Proposal referred to in clause (A)); provided, that for purposes of this Section 8.5(b)(iii), all references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”, then the Company shall pay or cause to be paid to Parent or its designee a termination fee of US$1,250,000 (the “Company Termination Fee”), within two (2) Business Days after the date of such termination in the case of a termination referred to in clause (i), or immediately prior to or substantially concurrently with such termination in the case of a termination referred to in clause (ii), or substantially concurrently with the first of such events shall have occurred in the case of clause (iii), in each case by wire transfer of same day funds to one or more accounts designated in writing by Parent. In the event that Parent or its designee shall receive full payment of the Company Termination Fee pursuant to this Section 8.5(b), the receipt of such Company Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub or any other Person arising out of or in connection with this Agreement or the Financing Documents, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub or any other Person shall be entitled to bring or maintain any Proceeding against any Company Related Party arising out of or in connection with this Agreement or the Financing Documents, any of transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matters forming the basis for such termination; provided, however, that nothing in this Section 8.5(b) shall limit the rights of Parent and Merger Sub under Section 9.8. In no event shall the Company be required to pay the Company Termination Fee on more than one occasion. For the avoidance of doubt, subject to Section 9.8, the right of Parent and its designees to receive payment from the Company of the Company Termination Fee shall be the sole and exclusive remedy of the Parent Related Parties against the Company Related Parties for any loss or damage suffered or incurred arising out of or in connection with this Agreement or the Financing Documents, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation arising out of or in connection with this Agreement or the Financing Documents, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination. The provisions of this Section 8.5(b) are intended to be for the benefit of, and shall be enforceable by, each Parent Related Party. For purposes of this Agreement, “Company Related Party” means the Company and its Subsidiaries and any of their respective former, current and future officers, employees, directors, partners, stockholders, management members or Affiliates; and “Parent Related Party” means Parent, Merger Sub, the equity providers and lenders that are parties to the Financing Documents, or any of their respective former, current and future general or limited partners, shareholders, financing sources, managers, members, agents, directors, officers, employees or Affiliates.

(c)          In the event that the Company terminates this Agreement pursuant to Section 8.3(a), then Parent shall pay or cause to be paid to the Company a termination fee in an amount equal to US$2,500,000 (the “Parent Termination Fee”), except that in the event that the Company terminates this Agreement pursuant Section 8.3(d) or Section 8.3(e), the “Parent Termination Fee” shall equal US$3,500,000, by wire transfer of same day funds to one or more accounts designated in writing by the Company. In the event that the Company or its designee shall receive the Parent Termination Fee payment pursuant to this Section 8.5(c), the receipt of such Parent Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company or any other Person arising out of or in connection with this Agreement or the Financing Documents, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and neither the Company nor any other Person shall be entitled to bring or maintain any Proceeding against any Parent Related Party arising out of or in connection with this Agreement or the Financing Documents, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matters forming the basis for such termination; provided, however, that nothing in this Section 8.5(c) shall limit the rights of the Company under Section 9.8. In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. For the avoidance of doubt, subject to Section 9.8, the right of the Company and its designees to receive payment from Parent of the Termination Fee shall be the sole and exclusive remedy of the Company Related Parties against the Parent Related Parties for any loss or damage suffered or incurred arising out of or in connection with this Agreement or the Financing Documents, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and upon payment of such amounts, none of the Parent Related Parties shall have any further liability or obligation arising out of or in connection with this Agreement or the Financing Documents, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination. The provisions of this Section 8.5(c) are intended to be for the benefit of, and shall be enforceable by, each Company Related Party.

(d)          In the event that the Company shall fail to pay the Company Termination Fee, or Parent shall fail to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other Party for all costs and expenses actually incurred or accrued by the other Party (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.5, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full, at a rate per annum equal to 5% plus the prime rate published in The Wall Street Journal in effect on the date such payment was required to be made. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(e)          Each Party acknowledges that (i) the agreements contained in this Section 8.5 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.5(b) or Section 8.5(c) are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.5, the Parties would not have entered into this Agreement.

SECTION 8.6           Amendment. Subject to the applicable provisions of the NRS, at any time prior to the Effective Time, the Parties may modify or amend this Agreement, with the approval of the boards of directors of the Parties at any time; provided, however, that (a) in the case of the Company, each of the Company Board and Special Committee have approved such amendment in writing, and (b) after adoption of this Agreement by the stockholders of the Company, no amendment shall be made which changes the Merger Consideration or adversely affects the rights of the Company’s stockholders hereunder or is otherwise required under any applicable Law to be approved by such stockholders without, in each case, the approval of such stockholders.

SECTION 8.7           Extension; Waiver. At any time prior to the Effective Time, any Party may, to the extent permitted under applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained in this Agreement or (c) waive compliance with any of the agreements or conditions of the other Parties contained in this Agreement; provided, however, that after the Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption having been obtained. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Article IX

MISCELLANEOUS

SECTION 9.1           Nonsurvival of Representations and Warranties. The representations, warranties, covenants and agreements in this Agreement and in any instrument delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 8.1 (Termination by Mutual Agreement), 8.2 (Termination by Either Parent or the Company), 8.3 (Termination by the Company) or 8.4 (Termination by Parent), as the case may be, except for those covenants and agreements contained in this Agreement (including Article I (The Merger), Article II (Delivery of Merger Consideration), Section 6.3(b) (Parent and Merger Sub’s Confidentiality Obligation), Section 6.7 (Indemnification), Section 8.5 (Effect of Termination and Abandonment), and this Article IX (Miscellaneous)) that by their terms are to be performed in whole or in part after the Effective Time (or termination of this Agreement, as applicable).

SECTION 9.2           Entire Agreement; Assignment.(a) This Agreement (including the Company Disclosure Schedule, the Parent Disclosure Schedule and other exhibits and annexes hereto), together with the Buyer Group Contracts constitute the entire agreement between the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.

(b)          Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including, but not limited to, by merger or consolidation) or otherwise by any of the Parties without the prior written consent of the other Parties; provided, however, that prior to the Effective Time, Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any direct wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub of its obligations hereunder if such assignee does not perform such obligations. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

SECTION 9.3           Notices. All notices, requests, claims, demands instructions or other communications to be given under this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt after transmittal by facsimile to such number specified below or another number or numbers as such Person may subsequently specify by proper notice under this Agreement, with a confirmatory copy to the sent by overnight courier, and (c) on the third Business Day after being sent by international overnight courier, in each case to the respective Parties and accompanied by a copy sent by email (which copy shall not constitute notice) at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 9.3):

if to Parent or to Merger Sub, to:

Room D, 5/F of Noble Center

No. 1006 Fuzhong San Road, Futian District

Shenzhen 518026

P.R.China

Attention: Dr. Wanchun Hou and Mr. Qiang Li

with a copy to:

Cleary Gottlieb Steen & Hamilton LLP

Twin Towers - West (23Fl), Jianguomenwai Da Jie

Chaoyang District

Beijing 100022, China

Attention: Ling Huang and W. Clayton Johnson

Facsimile: +852 2160 1087

Email: lhuang@cgsh.com and cjohnson@cgsh.com

if to the Company, to:

Trunkbow International Holdings Limited
Unit 1217-1218, 12F of Tower B, Gemdale Plaza
No. 91 Jianguo Road Chaoyang District, Beijing
People’s Republic of China

with a copy to:

Shearman & Sterling LLP
12th Floor, East Tower,

Twin Towers, B-12

Jianguomeiwai Da Jie,
Beijing, PRC
Attention: Lee Edwards, Esq.
Facsimile: +8610 6563 6001

Email: Lee.Edwards@Shearman.com

SECTION 9.4           Governing Law; Jurisdiction; Waiver of Jury Trial. (a) This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to the choice of Law principles thereof, except that matters relating to the fiduciary duties of the Company Board and internal corporate affairs of the Company shall be governed by the Laws of the State of Nevada.

(b)          The Parties agree that any Proceeding brought by any Party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought in any U.S. federal court or state court of New York sitting in the Borough of Manhattan, the City of New York. Each of the Parties submits to the jurisdiction of any such court in any Proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the Transactions, and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such Proceeding. Each Party irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding brought in any such court has been brought in an inconvenient forum.

(c)          EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY DOCUMENTS OR INSTRUMENTS REFERRED TO IN THIS AGREEMENT, THE TRANSACTIONS OR THEREBY, OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

SECTION 9.5           Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

SECTION 9.6           No Third Party Beneficiaries. Except as expressly set forth in Sections 6.7 and 8.5, this Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

SECTION 9.7           Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

SECTION 9.8           Specific Performance. (a) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. It is accordingly agreed that each of the Parties shall be entitled to an injunction or injunctions or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement in any U.S. federal court or state court of New York sitting in the Borough of Manhattan, the City of New York, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. The Parties hereby waive (i) any defense in any action for specific performance that a remedy at law would be adequate, and (ii) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

(b) Notwithstanding anything in this Agreement to the contrary, the parties hereby explicitly acknowledge and agree that the Company’s right to seek an injunction, specific performance or other equitable relief to cause Parent or Merger Sub to draw down the full proceeds of the Equity Financing and to cause Parent or Merger Sub to consummate the transactions contemplated hereby, including to effect the Closing in accordance with Section 1.2, on the terms and subject to the conditions in this Agreement, shall be subject to the requirements that (i) all conditions in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, (ii) Parent and Merger Sub have failed to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, and (iii)  the Company has irrevocably confirmed in writing that if specific performance is granted and the Financing is funded, then the Closing will occur. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) either party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. In seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, no party shall be required to provide any bond or other security in connection with any such order or injunction. Until such time as Parent pays the Parent Termination Fee, the remedies available to the Company pursuant to this Section 9.8 shall be in addition to any other remedy to which it is entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit the Company from, in the alternative, seeking to terminate this Agreement and collect the Parent Termination Fee under Section 8.5. Until such time as the Company pays the Company Termination Fee, the remedies available to each of Parent and Merger Sub pursuant to this Section 9.8 shall be in addition to any other remedy to which they are entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit Parent or Merger Sub from, in the alternative, seeking to terminate this Agreement and collect the Company Termination Fee under Section 8.5. For the avoidance of doubt, (A) under no circumstances will the Company be entitled to monetary damages in excess of the aggregate amount of (x) the Parent Termination Fee, and (y) any reimbursement obligation of Parent pursuant to the first sentence of Section 8.5(c), and (B) under no circumstances will Parent or Merger Sub be entitled to monetary damages in excess of the aggregate amount of (x) the Company Termination Fee, and (y) any reimbursement obligation of the Company pursuant to the first sentence of Section 8.5(c). For the avoidance of doubt, under no circumstances shall the Company or Parent be permitted or entitled to receive both (A) a grant of injunction, specific performance or other equitable relief under this Section 9.8 that results in a Closing and (B) monetary damages, including all or any portion of the Parent Termination Fee or the Company Termination Fee, as the case may be.

(c) This Section 9.8 shall not be deemed to alter, amend, supplement or otherwise modify the terms of any Financing Documents (including the expiration or termination provisions thereof).

SECTION 9.9           Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

SECTION 9.10         Interpretation.(a) The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

(b)          The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

SECTION 9.11         Confidentiality.

(a)          Prior to and during the term of this Agreement, each Party has disclosed or may disclose to the other Party Confidential Information. Subject to Section 9.11(b), unless otherwise agreed to in writing by the disclosing Party, the receiving Party shall (i) except as required by Law, keep confidential and not disclose or reveal any Confidential Information to any Person other than the receiving Party’s Representatives (in the case of Parent as the receiving Party, including its Financing sources and their respective Representatives) (A) who are actively and directly participating in the consummation of the Transactions or who otherwise need to know the Confidential Information for the Transactions and (B) whom the receiving Party will cause to observe the terms of this Section 9.11, and (ii) not to use Confidential Information for any purpose other than in connection with the Transactions. Each Party acknowledges that such Party shall be responsible for any breach of the terms of this Section 9.11 by such Party or its Representatives and each Party agrees, at its sole expense, to take all reasonable measures (including but not limited to court proceedings) to restrain its Representatives from prohibited or unauthorized disclosure or use of the Confidential Information.

(b)          In the event that the receiving Party or any of its Representatives (in the case of Parent as the receiving Party, including its Financing sources and their respective Representatives) is requested pursuant to, or required by, Law to disclose any the Confidential Information, the receiving Party will provide the disclosing Party with prompt notice of such request or requirement in order to enable the disclosing Party to seek an appropriate protective order or other remedy (and if the disclosing Party seeks such an order, the receiving Party will provide such cooperation as the disclosing Party shall reasonably request), to consult with the receiving Party with respect to the disclosing Party’s taking steps to resist or narrow the scope of such request or legal process, or to waive compliance, in whole or in part, with the terms of this Section 9.11. In the event that such protective order or other remedy is not obtained, or the disclosing Party waives compliance, in whole or in part, with the terms of this Section 9.11, the receiving Party or its Representative will disclose only that portion of the Confidential Information that the receiving Party is advised by counsel is legally required to be disclosed and will use such disclosing Party’s best efforts to ensure that all Confidential Information so disclosed will be accorded confidential treatment.

For purposes of this Agreement, the term “Confidential Information” means any confidential or proprietary information, disclosed prior to or after the date hereof by one Party or any of its Affiliates to the other Party or any of its Affiliates, concerning the disclosing Party’s business, financial condition, proprietary technology, research and development and other confidential matters, including without limitation, any confidential or proprietary information provided under or in connection with this Agreement. Confidential Information shall not include any information which (i) is or becomes generally available to the public other than as a result of a disclosure by the receiving Party or its Representatives in violation of this Section 9.11 or other obligation of confidentiality, (ii) was available to the receiving Party on a non-confidential basis prior to its disclosure by the disclosing Party or the disclosing Party’s Representatives, or (iii) becomes available to the receiving Party on a non-confidential basis from a Person (other than the disclosing Party or the disclosing Party’s Representatives) who is not prohibited from disclosing such information to the receiving Party by a legal, contractual or fiduciary obligation to the disclosing Party or any of the disclosing Party’s Representatives.

[signature page follows]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

Trunkbow Merger Group Limited

By:	/s/ Wanchun Hou
Name: Wanchun Hou
Title: Director

Trunkbow International Merger Sub Limited

By:	/s/ Wanchun Hou
Name: Wanchun Hou
Title: Director

Trunkbow International Holdings Limited

By:	/s/ Kokhui Tan
Name: Kokhui Tan
Title: Director

[Signature Page to Merger Agreement]